Exhibit 99.1

Environmental, Social and Governance Report Li Auto Inc. 2021

About the report Introduction This is the first Environmental, Social and Governance (ESG) Report released by Li Auto Inc. (a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability). It aims to showcase the ESG strategies, management and practices of the Company and its subsidiaries (hereinafter referred to as the "Company", "Li Auto", "we", "us" or "our"). This report has been reviewed and approved by the Audit Committee and the Board of Directors, which are responsible for the authenticity and validity of its information. Basis of Preparation This report is compiled in accordance with the Environmental, Social and Governance (ESG) Reporting Guide in Appendix 27 of the Main Board Listing Rules of the Hong Kong Exchanges and Clearing Limited (HKEX) and the core framework of the Sustainability Reporting Guidelines launched by the Global Reporting Initiative (GRI). This report is also prepared with reference to mainstream ESG indices like Morgan Stanley Capital International (MSCI), and in alignment with Sustainable Development Goals (SDGs) and recommendations of Task Force on Climate-related Financial Disclosures (TCFD). Report Approval and Access This report has been reviewed and approved by the Audit Committee and the Board of Directors on April 19, 2022. This report is available on the website of HKEX (www.hkexnews.hk) and website of the Company (https://www.lixiang.com) in simplified Chinese, traditional Chinese and English. 1  The Data is mainly collected from business entities in Beijing and Changzhou. Entities in Shanghai provide data on revenues, R&D expenditures and employees for this report. Reporting Scope The materials and data disclosed in this report cover Li Auto Inc. and its main subsidiaries1, as listed in its annual report. The information covers the period from January 1, 2021 to December 31, 2021 (hereinafter referred to as "the reporting period", "this year" or "2021"), unless otherwise stated. Sources of Information All materials and data referred in this report are from our official documents, statistical reports and financial reports, which are collected, summarized and reviewed by relevant departments. Unless otherwise stated, the currency unit in this report is RMB. Disclaimer Parts of this report that are forward-looking may be subject to uncertainties, causing material difference from actual results. The Company undertakes no obligation to update any forward-looking statements provided in this report.

Content 01 02 04 05 03 About us 2021 ESG highlights 2021 Accolades 04 06 07 Compliant operation and responsible governance Low-carbon operation and green ambition Community contribution for a better society Innovative pioneer and outstanding product Inclusive care and shared growth Appendix Corporate governance ESG management Business ethics Data security Climate strategy Green production Green product Green office Philanthropy User kindness Product quality and safety Innovation and development Supply chain management User service Attracting talent Cultivating talent Ensuring safety and health ESG Key Performance Indicators HKEX ESG Reporting Guide Content Index GRI Index 09 11 15 17 50 53 58 61 64 65 70 21 27 31 33 39 42 45 67 69

About us Li Auto Inc. is a leader in China's new energy vehicle (NEV) market. We design, develop, manufacture, and sell premium smart electric vehicles. Our mission is to create homes on the move that bring happiness to the entire family (" 创造移动的家，创造幸福的家 "). Through innovation in product, technology and business model, we provide families with safe, convenient and comfortable products and services. About us As of December 31, 2021, the cumulative deliveries of Li ONE reached 124,088 Our first volume production model, Li ONE, is a six-seat, large premium electric SUV for family users, equipped with a leading range extension system, Li Auto's advanced driver-assistance systems (ADAS), pioneering four-display interactive system, and full-coverage in-car voice control system. We started volume production of Li ONE in November 2019 and released the 2021 Li ONE on May 25, 2021. Li Auto Inc. 2021 Environmental, Social and Governance Report 04

Li Auto Inc. 2021 Environmental, Social and Governance Report

About us

Celebrating our milestones

April 2015

CHJ Technologies Inc.[1](Li Auto Inc.) was founded.



August 2016

The construction of our Changzhou manufacturing base started. The excellent technique and quality are guaranteed by the self-built smart manufacturing base. It features four workshops, namely stamping, welding, painting and assembly.


奠基

October 2018

Li ONE, our first smart electric vehicle, was officially launched. It adopts innovative range extension solutions, addressing range anxiety from the perspective of product technologies.



November 2019

The volume production of Li ONE started with the first Li ONE rolled off the assembly line at our Changzhou manufacturing base.



June 2020

The 10,000th Li ONE was delivered to our user. Since the first delivery in December 2019, Li Auto achieved its first 10,000 delivery in less than seven months.


THE 10,000th ONE


Nasdaq

July 2020

Li Auto went public on the Nasdaq Stock Market under the symbol "LI".



May 2021

The 2021 Li ONE was unveiled, featuring fully-upgraded range extension system, autonomous driving technologies, smart cabin and optimized mobility comfort with a total NEDC range of 1,080 kilometers.


理想汽车香港上市仪式
Li Auto HKEX Listing Ceremony
2015.HK

August 2021

On August 12th, 2021, Li Auto completed the dual primary listing on the Main Board of Hong Kong Stock Exchange, under the stock code "2015".


100000

October 2021

The 100,000th Li ONE was officially rolled off the production line in Changzhou manufacturing base, making it the first emerging NEV model in China to reach the 100,000th production record.



December 2021

We released the OTA[2] 3.0 update to all our Li ONE users. This update includes our full-stack,self-developed Navigation on ADAS (NOA). Meanwhile, Li ONE has reached the 10,000 monthly deliveries for two consecutive months.

[1] The Company later changed the name to "Leading Ideal Inc." in April 2019 and to "Li Auto Inc." in July 2020.

[2] Over-the-air refers to a technology that updates vehicle software remotely through cloud network.

05

Li Auto Inc. 2021 Environmental, Social and Governance Report

2021 ESG highlights

2021 ESG highlights

Compliant operation and responsible governance

Anti-corruption and compliance training sessions for all employees

No corruption-related litigation

Our user service system and App earned level 3 Cybersecurity Protection certification

Innovative pioneer and outstanding product

Ranked among first-tier luxury brands for the incidents per thousand vehicles (IPTV)

More than 2,700 quality standards met prior to delivery

The annual road test mileage of ADAS reached millions of kilometers

More than 28% of employees dedicated to R&D

Zero product recalls

744 sessions of quality safety training for all employees, totaling 2,976 hours

RMB3.29 billion invested in R&D

Participated in the formulation of more than 30 standards in smart internet connectivity

100% of user complaints handled and 98.8% resolved

99.2% user satisfaction rate

100% of first-tier suppliers certified to International Automotive Task Force (IATF) 16949

Training for 100% of first-tier suppliers

Inclusive care and shared growth

Employees are from 14 countries or regions and 29 ethnicities

More than 210,000 training hours for employees

No production-related injury or fatality

Low-carbon operation and green ambition

The full life cycle carbon footprint of Li ONE was 35.4 tCO_2e, lower than most NEV SUVs of the same class

Li ONE CO_2 emissions per km were 236.1 grams of CO_2e

200,000 cubic meters of natural gas can be saved and 460 tons of CO_2 emissions can be reduced annually during the vehicle production process

Our Changzhou manufacturing base achieved much lower wastewater discharge and exhaust emissions than national standards

Our Changzhou manufacturing base was awarded the title of municipal-level green factory

Community contribution for a better society

Donated to the Henan Charity General Federation for flood control and disaster relief

Donated to Shijiazhuang for COVID-19 responses

06

2021 Accolades 2021 Accolades Outstanding company in the Vehicle Leaders List Organizing Committee of the Future Vehicle Ecosystem Conference Municipal-level green factory Changzhou Bureau of Industry and Information Technology Automatic emergency braking (AEB) test champion DCar ( 懂车帝 ) No.1 in the Automotive Performance, Execution and Layout (APEAL) J.D. Power Five-star rating by C-NCAP China New Car Assessment Program (C-NCAP) Beijing Intellectual Property Demonstration Unit Beijing Municipal Intellectual Property Office Rising Star Award LinkedIn Dianjin Award for Popular New Energy Passenger Vehicle Model World Intelligent Connected Vehicles Conference No.1 in the Initial Quality Study (IQS) J.D. Power King's Ark - The Most Talent-Cherished Employer Boss Zhipin China Best Employer Award Zhaopin Most Influential Employer Haitou Li Auto Inc. 2021 Environmental, Social and Governance Report 07

Compliant operation and responsible governance 01 Li Auto views responsible governance as a necessary brick block to achieve continuous innovation and efficient operation of the Company. To this end, we have established a sound governance structure and have been constantly enhancing corporate governance capability based on compliance operation and risk control. We constantly pay attention to the expectations and suggestions of stakeholders to maintain a healthy business environment. Corporate governance ESG management Business ethics Data security Compliant operation and responsible governance 08 Li Auto Inc. 2021 Environmental, Social and Governance Report

Li Auto Inc. 2021 Environmental, Social and Governance Report

Compliant operation and responsible governance

1.1 Corporate governance

1.1.1 Compliant operation

Li Auto establishes scientific and efficient corporate governance mechanisms with a clear division of power and responsibility, in accordance with the *Company Law of the People's Republic of China,* the *Nasdaq listing standards,* and the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.*

Our board of directors has established three committees, namely, the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee to ensure efficient operation. During the reporting period, the board held five meetings (excluding the EGM) with a 100% of directors attendance rate.

We define the responsibility of committees and ensure business operation in compliance with laws while upholding business ethics standards, in a bid to safeguard the interests of shareholders and the sustained, stable development of the Company. The scope of authority and responsibilities of committees are available on our IR website and websites of the stock exchanges.

Board diversity is an essential element to protect the interests of shareholders and maintain long-term corporate growth. When nominating and appointing board members, we consider gender, age, qualifications, industrial experience, expertise and educational background, to meet the needs of all business modules. Our Nominating and Corporate Governance Committee regularly reviews and oversees the implementation of board diversity. It also discusses and sets qualitative and quantitative goals for board diversity.

Board structure of Li Auto


Board of Directors
Audit Committee
Compensation Committee
Nominating and Corporate Governance Committee

As of December 31, 2021, the board of directors of Li Auto consisted of eight members with rich industrial experience, comprising two non-executive directors and three independent non-executive directors. Moreover, the presence of a female director is testament to the importance that we attach to female leadership and board diversity.

Li Auto's directors

Name	Age	Gender	Position/Role and Responsibility
Li Xiang	40	Male	Founder, Chairman of the Board and Chief Executive Officer
Shen Yanan	44	Male	Executive Director and President
Li Tie	44	Male	Executive Director, Chief Financial Officer, and Compliance Officer
Wang Xing	43	Male	Non-Executive Director
Fan Zheng	43	Male	Non-Executive Director
Xiao Xing	51	Female	Independent Non-Executive Director
Zhao Hongqiang	45	Male	Independent Non-Executive Director
Jiang Zhenyu	48	Male	Independent Non-Executive Director

Introducing our female director

Independent non-executive director Prof. Xiao Xing monitors our operation and governance and oversees the implementation of risk management policies.

Prof. Xiao is committed to critical social issues with a focus on welfare and education causes. During the COVID-19 pandemic, she gave free lectures to students in Wuhan and small and medium-sized enterprises, and held five medical workshops about testing and vaccines. In 2021, against the background of China's "dual carbon" policies, Prof. Xiao organized five workshops about the carbon peak and carbon neutrality.

Prof. Xiao also cares about the career advancement of women. She attended multiple seminars – including the roundtable forum of female shareholders and directors from the world's largest 50 companies and the Female Academician Forum at the Chinese Academy of Management Annual Meeting – and contributed suggestions and recommendations to promote women's career progression.

09

Efficient organizational structure Sound risk control system 1.1.2 Risk management Li Auto takes risk management and internal control as the core of corporate management. To this end, we have formulated the Li Auto Inc. Risk Management Policies and established a risk management framework with "three lines of defense" to ensure the effective operation of the risk management system. Li Auto's risk response management structure The first line of defense: Business departments and functional departments identify and assess risks, and implement risk controls. The second line of defense: Functional departments monitor the risk management of the first line of defense and the internal control in real time. They also manage and coordinate responsibility for major risks. The third line of defense: Internal audit and other supervisory departments assess the effectiveness of risk management and internal monitoring system of the first and second lines of defense. They conduct post-examinations, audits and supervision, and strengthen any weak links of internal controls for corporate risks. The board of directors is the highest leadership and decision-making body, which is responsible for the effectiveness of risk management system. The Audit Committee under the board of directors is responsible for monitoring the implementation of risk management policies of the Company, as well as ensuring the identification, assessment and control of risks involved in business operations. In case of a material risk accident, the Audit Committee is required to report to the board of directors. At the functional level, the Legal and Compliance Department leads risk assessments and responses. We have built a sound and effective risk management and internal control system. Through identifying risks in business processes, we analyze and assess the nature of risks and their impacts on the Company, develop corresponding risk control strategies, and regularly review their effectiveness. The Audit Committee circulates matters concerning risk management and internal control at quarterly meetings. In 2021, we comprehensively reviewed and identified strategy risks, market risks, operational risks, financial and legal risks, which cover information security risks, supplier selection risks and other ESG-related risks. Based on the impact on corporate operation, personnel safety and other factors, we classified these risks and developed corresponding countermeasures. Compliant operation and responsible governance Li Auto Inc. 2021 Environmental, Social and Governance Report 10

1.2 ESG management With a focus on environmental and social impacts of businesses, Li Auto makes ongoing efforts in improving the building of sustainability management system, establishes a top-down ESG management architecture, and creates value in collaboration with stakeholders under the premise of sustainability and low-carbon development. 1.2.1 ESG structure In 2021, Li Auto gave increasing attention to ESG and set up the ESG Working Group to coordinate relevant matters. We plan to establish the ESG Committee in 2022 as a strong organizational supporter to further facilitate ESG management. Li Auto's ESG management structure The ESG Working Group sets ESG goals, enhances communication with stakeholders, identifies ESG-related risks and opportunities, and reports to the Audit Committee. The board of directors develops overall ESG strategies, reviews and approves ESG-related strategies, policies, goals, and discloses ESG-related information. The Audit Committee assumes additional responsibilities relating to reviews and inspections on the basis of existing responsibilities, mainly including reviewing our strategies, frameworks, principles, policies and systems related to ESG matters, overseeing the implementation of ESG goals, reviewing the practices and performance for compliance with legal and regulatory requirements, monitoring Key Performance Indicators (KPIs) and standards set by the Company on ESG priorities and the performance achieved, and reporting and making recommendations to the board of directors on the above matters. ESG-related modules: Sales and Service, Legal and Compliance, Capital Market, R&D, Manufacturing, Quality and Safety, Finance, Supply Chain, Human Resource, IT System, Administrative Management and External Affairs, etc. ESG-related modules coordinate and advance the implementation of all ESG-related work under the guidance of the ESG Working Group. Report Report Report Approve and supervise Supervise and guide Supervise and guide Board of Directors Audit Committee ESG Working Group ESG-related modules Compliant operation and responsible governance Li Auto Inc. 2021 Environmental, Social and Governance Report 11

Li Auto Inc. 2021 Environmental, Social and Governance Report
Compliant operation and responsible governance

1.2.2 Sustainability strategy

Li Auto has made sustainability strategies to promote corporate strategies. We are dedicated to leading the future mobility modes while achieving our sustainable development through technological accumulation and high-profile products. We identify risks and opportunities in business operations, in terms of compliant operation and responsible governance, innovative pioneer and outstanding product, inclusive care and shared growth, low-carbon operation and green ambition, and community contribution for a better society, in response to SDGs with tangible actions, thus promoting robust and circular corporate development.

Li Auto's sustainability strategies

Areas	SDGs	Our risks		Our opportunities	Our actions	
Compliant operation and responsible governance	5, 8, 10, 16, 17	ESG management risk Decision risk Business ethics risk	Litigation risk Information security risk	ESG strategy Risk control system Management model innovation	Establishing an ESG structure Enhancing communication with stakeholders Ensuring compliant management	Optimizing governance structure Protecting customer information security
Innovative pioneer and outstanding product	7, 9, 12	Product quality risk User safety risk Technology R&D risk	Intellectual property right risk Supply chain risk Customer relationship management risk	Intelligent Driving technology Innovation layout Industrial resource integration Increase of reliability and business capacity of supply chain Coordinated user innovation	Quality management Technology R&D Industry cooperation Intellectual property protection	Monitoring suppliers' ESG performance Customer satisfaction management Reviewing marketing content
Inclusive care and shared growth	3, 5, 8, 10	Illegal employment risk Talent drains risk Human cost risk Benefit guarantee risk	Equal opportunity risk Safe production risk Occupational health risk	Excellent talent team Human capital empowerment Use of technological tools Multi-channel knowledge access	Equal employment opportunities Diversifying talent recruitment Strengthening employee communication Providing reasonable remuneration and benefits	Sound training system Equal promotion opportunities Ensuring employees' health and safety
Low-carbon operation and green ambition	6, 13	Policy and regulatory risks Market risks Energy risks Climate change risks	Carbon emissions risks in the production process Water pollution risks Waste management risks	Formulation of climate change contingency plans Production cost reduction by using renewables Resource access and allocation optimization Materials recycling Green product R&D	Setting up carbon neutrality working group Setting CO_2 emissions reduction targets Improving the environmental management system Monitoring pollutant emissions	Promoting paperless office Using clean technology Building green factories Encouraging green office
Community contribution for a better society	1, 2, 4	Reputational risk Public safety risk		Enhancement of social value of brand Employment generation Dedication to philanthropy	Disaster assistance Supporting people in straitened circumstances	Supporting charity activities initiated by our car owners

12

Li Auto Inc. 2021 Environmental, Social and Governance Report
Compliant operation and responsible governance

1.2.3 Stakeholder communication

Li Auto puts a high value on the communication and exchanges with stakeholders. We make continuous improvements in routine communication mechanisms with multiple channels, timely and efficiently responds to their expectations and accepts their supervision.

Li Auto's stakeholder communication mechanisms

Stakeholders	Shareholders and investors	Users	Governments and regulators	Employees	Suppliers	Environment	Industries/ associations	Media	Communities
Issues concerned	Ongoing and stable business growth Innovative development Business ethics Compliant operation and risk management	Customer service and satisfaction Product quality and safety Information security and privacy protection	Compliant operation Information security Business ethics Job creation Green product	Legal employment Training and development Employee benefit guarantee Occupational health and safety	Honest operation Mutual benefit and win-win progress Supply chain management Product quality and safety	Energy use and management Green product Water management Emissions management	Intellectual property rights management Innovative development Green product Cooperative development	Information transparency Compliant operation Information security and privacy protection Responsible marketing Community welfare	Charity programs Community investment Volunteer activities
Communication forms	General meeting Regular reports and announcements Investor mailbox Roadshow	Official App WeChat official account User satisfaction survey Product survey and feedback User complaint and handling Online and offline activity promotion Company website and interactions on social media	Information disclosure Daily communication and report supervision and inspection Visit reception	Internal OA system Internal communication meeting Regular research and feedback Online and offline training activities Publicity activities of the corporate culture	Project procurement Supplier contracts and agreements Supplier audit and evaluation Other supplier communication activities	NEV-related technology and product R&D Data disclosure of operational environment Cultivation of users' low-carbon awareness	Project cooperation Technological exchanges Result sharing	News conference Inclusive interview Company website and interactions on social media	Community activities Company website and interactions on social media

13

Li Auto Inc. 2021 Environmental, Social and Governance Report
Compliant operation and responsible governance

1.2.4 Material issues matrix

Li Auto highly values the feedback and suggestions of stakeholders on sustainable issues. During the reporting period, we reviewed key ESG matters and the concerns of stakeholders in detail. Through benchmarking practices of peers both at home and abroad, and monitoring media information, we identified 18 ESG priorities. We also collected feedback from stakeholders including directors, management, employees, investors and users via online stakeholder questionnaires. We prioritized issues by materiality to create the ESG material issue matrix for the review and confirmation by the ESG Working Group.

The distribution of Li Auto's material issues

Importance	Issues		Categories	Location	
Extremely High	1	Innovative development	Social	2.2	Innovation and development
	2	Product quality and safety	Social	2.1	Product quality and safety
	3	Supply chain management	Social	2.3	Supply chain management
	4	Information security and privacy protection	Social	1.4	Data security
	5	Talent attraction and retention	Social	3.1	Attracting talent
	6	Business ethics	Governance	1.3	Business ethics
	7	Energy use and management	Environmental	4.2	Green production
	8	Training and development	Social	3.2	Cultivating talent
	9	Emissions management	Environmental	4.2	Green production
	10	Customer service and satisfaction	Social	2.4	User service
	11	Green product	Environmental	4.3	Green product
Very High	12	Compliant operation and risk management	Governance	1.1	Corporate governance
	13	Employee benefits	Social	3.1	Attracting talent
	14	Intellectual property rights management	Social	2.2	Innovation and development
	15	Occupational health and safety	Social	3.3	Ensuring safety and health
	16	Water management	Environmental	4.2	Green production
Moderately High	17	Community welfare	Social	5.1	Philanthropy
	18	Diversity and gender equity	Social	3.1	Attracting talent


Moderately High
Very High
Extremely High
Importance to stakeholders
Importance to Li Auto
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
Governance
Environmental
Social

Li Auto's material issues matrix

14

1.3 Business ethics Business ethics is a cornerstone of robust corporate development. Li Auto has formulated the Code of Business Conduct and Ethics1, the Anti-corruption and Compliance Policies, the Li Auto Inc. Employee Manual, the Li Auto Inc. Whistle-blowing Policies and Procedures, the Li Auto Inc. Management Rules for Confidentiality and other management protocols that apply to all of our employees, drawing on the Foreign Corrupt Practices Act and Sarbanes-Oxley Act, and other advanced international laws and regulations. Li Auto has built management architecture for business ethics comprising the board of directors, senior management and the Legal and Compliance Department. The Chief Financial Officer is our Compliance Officer, in charge of supervising and reviewing the building of our corporate business ethics and compliance. In addition, the Legal and Compliance Department also reviews our corporate business ethics performance, investigates anti-corruption clues and cases, promptly handles misconducts, and reports to the management. 1.3.1 Building management architecture 1  The Code of Business Conduct and Ethics: https://ir.lixiang.com/ Compliant operation and responsible governance Li Auto Inc. 2021 Environmental, Social and Governance Report 15

Li Auto Inc. 2021 Environmental, Social and Governance Report

Compliant operation and responsible governance

1.3.2 Firmly upholding business ethics

Li Auto has a zero-tolerance policy for corruption and defines all and potential corruption and bribery behaviors in the *Anti-corruption and Compliance Policies*, including bribery, kickback, excessive gifts, facilitation payments, extortion, money laundering and payments or offers to obtain improper business advantages, and corresponding management measures.

To improve the supervision and reporting management mechanism for business ethics, we have developed the *Li Auto Inc. Whistle-blowing Policies and Procedures* to standardize the reporting channels and procedures and ensure timely and effective handling of complaints and reporting cases. We put in place diversified reporting channels, including mail, email, in-person reporting and hotline, to encourage all workforce, third parties, and other stakeholders to report any known or potential misconducts that may violate laws, corporate ethics standards, and malpractices that may damage our interests. To safeguard the basic rights and interests of whistleblowers, we protect their personal information and keep the reporting content strictly confidential and prohibit retaliation of any kind against them. In 2021, no corruption-related litigation involving Li Auto was undertaken.

We carry out business ethics and compliance training, continually enhance employees' anti-corruption awareness, and create an honest workplace. We provide compliance training for all employees during orientation and require them to participate in at least one compliance training session every year. We also conduct publicity and checks on honesty.

Li Auto's business ethics reporting channels

Email: compliance@lixiang.com

Hotline: +001 877-249-8611

Mail: Legal and Compliance Department, Li Auto Inc., 11 Wenliang Street, Shunyi District, Beijing

Li Auto's business ethics and compliance training system

Directors and senior management	receive specialized compliance training to raise the awareness of business ethics.
New hires	are required to finish compliance training during orientation and sign the *Code of Business Conduct and Ethics.*
Employees at different levels and from different departments	receive specialized compliance training with enhanced business ethics publicity in daily work.

In 2021, Li Auto conducted four anti-corruption compliance training sessions for employees,

with a coverage rate of **100%**

totaling **12,450 hours**

one integrity training session for management, totaling **172.5 hours**

one integrity training session for directors, averaging **1.5 hours per person**

16

1.4 Data security Li Auto highly values information security and the protection of users' personal information, we ensure data security protection and avoid data security risk through complete information security management systems and data control process specifications. We strictly abide by the Data Security Law of the People's Republic of China, the Personal Information Protection Law of the People's Republic of China, the Provisions on the Administration of Automotive Data Security (for Trial Implementation) and other relevant laws and regulations. We have formulated management protocols covering the full data life cycle, such as the Li Auto Inc. Data Security Management System V1.0 and the Li Auto Inc. Data Classification and Grading Management System. We actively participate in the evaluation and certification of the national information system security level. As of the end of the reporting period, both the user service system and App of Li Auto passed the level 3 cybersecurity protection certification. Compliant operation and responsible governance Li Auto Inc. 2021 Environmental, Social and Governance Report 17

1.4.1 Information security appropriate protection policy and implementing unified management on the data control platform. For software development, we have set up a data security protection system covering full life cycle of software demand, design, launch, operation and maintenance. We have put in place strict data access control; encrypted key information; kept records of personnel, time and operation history for each data access; adopted monitoring measures; and implemented regular internal audits on data operation behaviors. We also strictly manage the data storage equipment with live CCTV in place, discouraging unauthorized accessing of the data storage. To avoid any data leakage, we have utilized data-loss-prevention products to monitor risk on data with different grades, and set up a data backup and recovery strategies and processes. Regular inspections and tests by our cloud data security teams and external experts fix any bugs in a timely manner. Li Auto's information security training system for employees New hires attend two mandatory courses, namely "Li's Tips for Information Security Warnings" and "Importance of Confidentiality". R&D personnel in all business units are provided regular special training on information security with training performance measured via evaluation. Key data processing employees sign non-disclosure agreements; undertake at least one data security professional training and examination every year to ensure proficiency on data security requirements. To protect the Company's Internet information security, Li Auto has established a Data Security Committee. The Vice President, also the chairman of the Committee, coordinates overall strategic planning for information security and formulates management policies and systems in compliance with relevant national information security rules and regulations, and reviews, supervises and decides on relevant material issues. The Information Security Management Department executes resolutions adopted by the Data Security Committee, guiding and coordinating relevant work across all business units. Each functional department has an information security head to implement departmental data security work. To reinforce daily management of data and information, we have classified and graded data according to importance, type, confidentiality requirements and access-authorized objects, accordingly formulating To effectively deal with any data security emergency, we have drafted the CHJ Emergency Response Guidelines, classified emergencies into different levels based on potential impact, and standardized the response process. To strengthen the data security prevention and control system, we have organized network attack and defense drills, summarized and rectified any issues identified during the drills, therefore strengthening our ability of daily safe operation. To enhance employees' data security protection awareness, we have combined both online and offline learning methods to deliver data security training to all employees. In 2021, Li Auto organized a total of 48 training sessions for employees. Li Auto's structure of Data Security Committee Data Security Committee Business unit representatives Sales and Service Legal and Compliance R&D Finance IT System Administrative Management, External Affairs Information Security Department Compliant operation and responsible governance Li Auto Inc. 2021 Environmental, Social and Governance Report 18

Protecting personal information and privacy security is our basic commitment to users. We respect users' right to know how their personal information is collected, used and handled. During the collection, storage and use of users' information, we make continuous efforts to optimize technology and enhance management capability to protect such information. 1.4.2 Privacy protection Collection We detail the purpose of collecting personal information and promise not to use that information for undeclared purposes. Storage We adopt security protection measures that meet industry standards to protect users' personal information and prevent unauthorized access, public disclosure, use, modification, damage and loss. We take all reasonable and feasible measures to protect users' personal information, such as access control, SSL encrypted transmission, encrypted storage by using encryption algorithms such as AES256, RSA2048 or those having higher encryption strength, and display of sensitive information after desensitization. We use encryption technology to ensure data confidentiality. We use trusted protection mechanisms to prevent malicious attacks on data. Third-party data management We strictly prohibit the sharing of user data to other external personal information processors in any form without the user's consent. We require signed confidentiality agreements and information protection clauses from our partners who receive user data, terminate our cooperation with partners who misuse or disclose users' data, and take immediate protective measures. User rights We provide users with ways to exercise their rights regarding personal information and include them in our privacy policy. Li Auto's personal information protection mechanisms We have developed relevant privacy policies for our users, established protection mechanisms for their information and taken multiple actions to maximize our protection in this regard. As of December 31, 2021, no user privacy data breaches had occurred. Compliant operation and responsible governance Li Auto Inc. 2021 Environmental, Social and Governance Report 19

Innovative pioneer and outstanding product The mission of Li Auto is "to create homes on the move that bring happiness to the entire family" (" 创造移动的家，创造幸福的家 "). We uphold product quality as a cornerstone, technological innovation as a driver and customer service as a highlight, to deliver products and services that make our users satisfied as well as making ourselves proud. 02 Product quality and safety Innovation and development Supply chain management User service Innovative pioneer and outstanding product 20 Li Auto Inc. 2021 Environmental, Social and Governance Report

2.1 Product quality and safety We pursue outstanding quality, create a sound quality management system, and build a product lifecycle quality assurance mechanism and quality control system. Relying on our excellent supply chain management and technical advantage, we bring users a series of healthy, safe and stable products. 2.1.1 Construction of quality management system Based on the product positioning and the international standard for automotive quality management systems IATF 16949, we formulate and implement a range of quality management system documents, including the Quality Manual and the Procedure Document, ensuring the quality of system, R&D, supply chain, manufacturing, and after-sales. While adhering to the quality management principles of "problem-solving, consensus-building and value-creating", Li Auto aligns itself with the best-in-class practices of premium automakers. Our quality management system features comprehensive perception, rapid response, and four- network coverage. We engage in optimization and improvement unceasingly amid daily production and operation. We have achieved the lifecycle quality Li Auto's quality management system System quality Supply chain quality Li Auto's quality management system R&D quality Manufacturing quality After-sales quality Li Auto's lifecycle quality management requirements management, feedback and optimization of products, thus providing safe and convenient products and services for family users. Based on IATF 16949, a set of automotive quality management system standards built by Li Auto, has successfully passed the certification of National Quality Assurance (NQA), a global accredited certification body. In addition to external audits, we regularly carry out annual internal quality audits and control procedures, such as internal audit, manufacturing process audit and management review, to test the effectiveness, applicability and conformity of the quality management system, thus providing a solid institutional guarantee for quality management. Benchmarking the management model of PDCA (plan-do-check-action), we formulate and implement quality control procedures such as the Vehicle Development Control Procedures and the Product Production Control Procedures, comprehensively improving the R&D quality in terms of PDCA. We formulate the Production Parts Procurement Control Procedures, establish a sound supply chain management system, and strictly define the management process of all links, including supplier sourcing, approval and elimination, review evaluation, performance assessment, and communication, to realize the closed- loop supply chain management. We strictly control the delivery quality in accordance with the Product Production Control Procedures and the Equipment Management Procedures, put into use the state-of-the-art equipment in the whole production line, realize the collaboration between production management-related IT systems and automated production equipment. Based on the customer-demand-oriented mindset, we implement the Recall Management Procedures for defective products in a timely manner, and adopt the repair, replace and recall (3R) procedure to prevent personal injury and property loss caused by safety and quality defects. Development and design Product manufacturing Parts management After-sales management Innovative pioneer and outstanding product Li Auto Inc. 2021 Environmental, Social and Governance Report 21

2.1.2 Life-cycle quality management In strict compliance with the Product Quality Law of the People's Republic of China, Li Auto establishes a closed-loop quality management process consisting of early-stage prevention, mid-stage verification and late-stage summary. While perceiving the real car driving experience of users, we also push forward the continuous optimization of internal quality management. In 2021, Li Auto ranked among first-tier luxury brands for the incidents per thousand vehicles (IPTV). During vehicle design, we incorporate user safety into the overall product design concept. Based on the management model of the PDCA, we Product development Case study: Li ONE received a five-star rating in the C-NCAP test On August 5, 2021, Li ONE also ranked first in two categories at the J.D. Power awards: NEV Initial Quality Study (IQS) and Automotive Performance, Execution, and Layout (APEAL). Case study: Li ONE ranked first in J.D. Power 2021 China NEV IQS and APEAL On February 8, 2021, Li ONE achieved a five-star safety rating by China- New Car Assessment Program (C-NCAP) with a weighted score of 92.2%, including 94.73% on occupant protection, 72.89% on pedestrian protection, and 100% on active safety. Li ONE is the first large SUV to earn top ratings from all three of the C-NCAP, the China Insurance Automotive Safety Index (C-IASI), and the China Automobile Health Index (C-AHI). Weighted score 92.2% Occupant protection score 94.73% Pedestrian protection score 72.89% Active safety score 100% implement strict quality standards and quality control procedures, such as the Vehicle Development Control Procedures and the Process Design and Development Control Procedures, to improve the R&D quality in terms of the PDCA. While honing our in-house development and design capabilities, we cooperate on R&D with world-class suppliers. This optimizes our electric vehicle, autonomous driving and production technologies, enhances our production automation, and creates safe and reliable products appealing to our users. Each model is certified by relevant national ministries and commissions, and is subject to China Compulsory Certification (CCC) factory inspections and annual follow-up inspections by the China Quality Certificate Center (CQC). All our models have passed these inspections with high-quality performance. Innovative pioneer and outstanding product Li Auto Inc. 2021 Environmental, Social and Governance Report 22

Guided by our Infrastructure Management Procedures and Product Production Control Procedures, we use best-in-class testing equipment, production management-related IT systems and automated production equipment to achieve a high level of automated production. At our self-built manufacturing base, engineering and manufacturing teams collaborate seamlessly, enabling streamlined feedback loop for rapid enhancements in quality, efficiency, and stability. Also, function tests and road tests are undertaken in strict compliance with more than 2,700 quality standards before product delivery. The annual road test mileage of our ADAS is in millions of kilometers, effectively ensuring high-quality delivery. Product production The number of quality standards carried out before product delivery > 2,700 In accordance with relevant laws and regulations and product characteristics, we conduct annual Conformity of Production (COP) tests, with the support of the National Center of Supervision and Inspection on Motor Vehicle Products Quality (Shanghai) and China Merchants Testing Vehicle Technology Research Institute Co., Ltd. In 2021, Li ONE passed all COP tests. We have established the regular meeting mechanism for TOP–Q (quality) and TOP–S (safety) in strict accordance with the Regulation on the Administration of Recall of Defective Auto Products of the People's Republic of China. Our Recall Management Procedures further clarifies recall management details. We also take measures to prevent personal injury and property loss caused by defective products, including rectification, replacement, or take-back of the products. Upon receiving any feedback about product defects, we will organize defect analysis and investigation promptly and report the incident to relevant government departments as required. If the defect is confirmed, we will stop the production and sale of defective vehicles immediately and develop and implement the voluntary recall plan. We also monitor the recall of defective vehicles in real-time, submit periodic recall reports and summary reports as required by relevant government departments, and promote quality improvement. In 2021, we were not involved in any product recalls. Product recall Innovative pioneer and outstanding product Li Auto Inc. 2021 Environmental, Social and Governance Report 23

Li Auto's manufacturing quality management process We use linear seven-axis robots for our stamping line, which is capable of mixed production of steel and aluminum parts under various scenarios. After stamping, the world-leading blue-ray scanning system performs 100% of dimensional inspections as required, with a tolerance of ±0.05 mm. 1. Stamping workshop We use several painting robots and set up an Audit inspection office. Professional instruments are adopted to perform inspections on paint surfaces to ensure the adherence to relevant standards, including paint film thickness and color difference. 3. Painting workshop We use electric tools to handle thousands of tightening points on each car to ensure perfect matching of torque values. Machine inspection and analysis are conducted on important torque values that need to be accurately measured. With the advantage of information technology, we upload all tightening torque values to our Manufacturing Execution System (MES) for unified monitoring, supporting data tracing and validation for 10 years. 4. Assembly workshop After the completion of the assembly, we test the functions of the vehicle. Besides the routine inspections such as lamp, sideslip, dynamic balance, exhaust, chassis, four-wheel positioning and rain test, we also carry out special tests, including high-voltage insulation test, fast/slow charging function and ADAS, to ensure the standardization of vehicle quality. 5. Assembly test We set up road test tracks in the manufacturing area, and all vehicles should be 100% tested for all road conditions before delivery. Road test covers car body stability, power, high-speed stability, auto hold, braking stability, automatic parking, and sealing. Strengthened road tests for over 10 additional extreme road conditions are conducted, including Belgian road, pebble road, and washboard road. All vehicles pass the vehicle dynamic wading test to ensure stable performance under extreme conditions. 6. Road test We achieve 100% automation for spot welding. Techniques such as laser robot, blue-ray scanner, and ZEISS 3D-coordinate measuring system are used to perform 100% of inspections and records on critical dimensions and critical welding spots. We also regularly test the strength of welding spot with ultrasonic and breaking-in tools to ensure that the welding meets the design requirements for strength. If the critical dimensions of car body fail to meet the design requirements, automatic warning will be sounded and rapid adjustment will be made. Manual inspections on the strength of welding spot can help to give feedback and make rectification, ensuring the required welding strength of the vehicle. 2. Welding workshop Innovative pioneer and outstanding product Li Auto Inc. 2021 Environmental, Social and Governance Report 24

Li Auto Inc. 2021 Environmental, Social and Governance Report

Innovative pioneer and outstanding product

2.1.3 Quality culture fostering

We make a point of formulating quality education and training plans for manufacturing employees. Our Quality and Safety Department takes the lead in providing employees with a comprehensive quality training system comprised of orientation training, pre-job training and on-the-job training. To meet the actual production and operation needs, we carry out both theoretical and practical training. Besides combining theory tests and skill assessments to ensure training quality, we also match the quality management knowledge and skills of production employees with our quality management requirements, thus providing a basic guarantee for overall quality management. In 2021, we introduced Toyota Business Practices (TBP) to further raise the quality awareness of our employees.

In 2021, Li Auto organized 744 training sessions on quality and safety for all employees, totaling 2,976 hours.

2.1.4 User safety assurance

To offer a safe and healthy driving experience, Li Auto continually optimizes and applies safety technologies, and raises the in-car material health index.

Safe driving

Relying on years of R&D input in autonomous driving, Li Auto has applied the ADAS technology to continually enhance the safety assurance for drivers. The 2021 Li ONE features the autonomous identification of traffic accidents and road works through algorithm perception, and offers safety tips and early warnings to prevent or reduce traffic accidents. As of the end of 2021, all Li ONEs had been equipped with ADAS as a standard configuration, and more than 120,000 users had enjoyed much safer and easier driving and riding experiences brought by ADAS.

At present, Our ADAS is equipped with key safety functions, including automatic emergency braking, forward collision warning, lane departure warning, blind-spot detection, door open warning, front cross traffic alert, rear cross traffic alert, and truck avoidance, to ensure the safety of the driver and passengers, reduce the injury in accidents, and greatly improve family travel safety.

While delivering new vehicles, we provide users with a guidance on ADAS and educate them about its safety operation standards. Also, a safety education video plays automatically when the driver starts ADAS for the first time.

To ensure the safety of users, we also apply comprehensive active and passive safety solutions to car body design.

Li Auto's car body safety design of Li ONE

Ultra-high strength, heavy-duty steel-aluminum body	Li ONE uses a high-strength heavy-duty steel-aluminum body with the torsional stiffness of 31,000 Newton meters per degree to achieve five-star safety protection for the driver and passengers.
Passenger protection	Li ONE is equipped with seven airbags for comprehensive protection for the driver and passengers.
Battery safety	We implement a battery management system that automatically monitors the temperature, power output, and other status of the battery pack. In case of thermal runaway risk, the high-voltage power cut-off will be initiated automatically, greatly reducing the risk of battery fire and comprehensively ensuring battery safety.

In 2021, Li ONE won various honors for automotive safety and health:

Honor	Assessment
Five-star rating	China-New Car Assessment Program (C-NCAP) test
The highest score as a large SUV	China-Insurance Automotive Safety Index (C-IASI)
The highest score as a large SUV	China-Automobile Health Index (C-AHI)
Five-star rating	C-AHI volatile organic compounds (VOC) & vehicle odor intensity (VOI)
Five-star rating	C-AHI electromagnetic radiation (EMR)
Champion	Automatic emergency braking (AEB) test by DCar (懂车帝)[1]

[1] Li ONE stood out among more than 100 models from various brands including Mercedes Benz, BMW, and XPeng. It was also the only model in the final group to accurately identify crossing vehicles and two-wheelers.

25

Li Auto Inc. 2021 Environmental, Social and Governance Report
Innovative pioneer and outstanding product

Healthy product

Health is paramount to vehicle design. We highlight the control over volatile organic compounds (VOC) and vehicle odor intensity (VOI) during vehicle design and production. Our in-car air quality team is comprised of members for R&D, procurement, manufacturing and quality management. At the R&D stage, we set our sight on high-standard, in-car air quality to bring a healthy and high-quality in-car experience to every user.

As to in-car materials, we prefer environmental-friendly materials to eliminate the impact of harmful materials from the source.

We also deploy various processes to eliminate residual of harmful materials in production. During the quality inspection, we track and evaluate the VOI and the concentration of VOC in the vehicle. Hundreds of special odor reviews are carried out throughout the year to ensure that each Li ONE delivered meets our strict quality management standards.

We pay attention to electromagnetic radiation and carry out the strict vehicle-level test on the electromagnetic impact of our vehicle on the human body to ensure that it falls well within national standards.



Case study: Li ONE received five-star ratings of C-AHI

On January 13, 2021, Li ONE received five-star ratings for both VOC and VOI, and electromagnetic radiation (EMR) in the China-Automobile Health Index (C-AHI) updated by China Automotive Engineering Research Institute Co., Ltd and International Traffic Medicine Association.

2020 Li ONE (LXA6500SHEVM1) test results

Model tested	Sub-index	Weighted score	Star level
2020 Li ONE (LXA6500SHEVM1)	Volatile organic compounds (VOC) & Vehicle odor intensity (VOI)	97.5/100	★★★★★
	Electromagnetic radiation (EMR)	96.8/100	★★★★★

26

2.2 Innovation and development Innovation drives sustainable development at Li Auto. Using industry- leading technology, we optimize autonomous driving and smart cabin solutions. We are committed to developing smart electric vehicles that are better than their internal combustion engine counterparts and leveraging technologies to create value for our users. Our research teams in Beijing and Shanghai are dedicated to developing various electric vehicle technologies, such as next-generation powertrain system, high C-rate battery, high-voltage platform, ultra-fast charging, autonomous driving and smart cabin technologies. In addition, we set up a production engineering and technology center in Changzhou, Jiangsu Province, to facilitate the commercialization of R&D achievements. As of December 31, 2021, we had 3,415 employees engaging in R&D, including automotive design and engineering, intelligent systems and autonomous driving departments, with an annual R&D input of RMB3.29 billion. 2.2.1 Expanding innovation layout Promoting electrification technology Li ONE is the world's first model to successfully apply the range extension technology to mass production. We offer the driving experience of battery electric vehicles (BEV), meanwhile freeing users from range anxiety and addressing the challenges of inadequate charging infrastructure and the long time needed for energy replenishment in China. In addition to the extended-range electric vehicle (EREV) solutions, we are investing heavily in the high-power charging BEV (HPC BEV) technologies, such as high C-rate battery pack, high-voltage platform, thermal management system and HPC network. We plan to launch HPC BEVs from 2023 and are committed to providing users with an energy replenishment experience better than ICE vehicles. As of December 31, 2021, the vehicle testing of the high C-rate battery cells with 4C fast charging capability had been completed. It enables to travel 400 kilometers on a ten-minute charge. We are a leader in autonomous driving and smart cabin technologies. We Intellectualization layout Through OTA upgrades (remote updates of software via cloud networks), we continually optimize the control algorithms and software configuration of the range extension system, extend the life of the vehicle, and enhance the performance and functionality throughout the entire vehicle lifecycle. prioritize high-frequency user scenarios when developing autonomous driving technologies, and optimize solutions through full-stack, self- developed softwares. For hardwares, we will apply intelligent interactive technologies, including in-vehicle perception system, fusion map, vehicle cloud network (Mesh), integrated vehicle control and computing unit. In 2022, all our new vehicle models will be equipped with necessary hardwares compatible with in-house developed, more advanced autonomous driving as a standard configuration. In 2025, we will make strides towards a more advanced autonomous driving future. Innovative pioneer and outstanding product Li Auto Inc. 2021 Environmental, Social and Governance Report 27

Li Auto's achievements of product R&D and innovation in 2021 1. Electric vehicle technologies 3. Smart cabin The self-developed next generation range extension electric system will be fully applied to all EREV models released after 2022 to ensure superior performance of noise, vibration and harshness (NVH), further reducing energy consumption and presenting an impressive user experience. We make relentless efforts in ultra-fast charging technologies layout and complete vehicle tests for the high C-rate battery cells with 4C fast charging capability, making it possible to travel 400 kilometers on a ten-minute charge. 2. Autonomous driving system In 2021, Li ONE is equipped with the world's first mass-produced eight-megapixel video camera with 4K definition. The full-stack, self-developed NOA can automatically identify traffic signals, piles and road restrictions, and enables more precise on and off ramp, automatic adaptive acceleration, and lane changes on certain limited-access-roads, and fully automated parking assist (FAPA). Our signature four-display interactive system delivers remote car control, in-car AI voice, and Self-calibration Bluetooth key via the instrument panel cluster, central information display, front passenger display, and central control panel. We deploy a full-coverage in-car voice control system that uses four omni-directional high-sensitivity digital microphones. This voice control system provides a comprehensive solution for in-car interaction. We set up an in-car application center, enrich the in-car application programs through app stores, and meet the users' demand for a smooth, diverse and smart experience. Innovative pioneer and outstanding product Li Auto Inc. 2021 Environmental, Social and Governance Report 28

2.2.2 Partnering with the industry To promote the growth of our industry and partners, we actively engage in technical exchanges across the industry, has joined associations and organizations related to autonomous driving and new energy vehicles, and participated in relevant technical research and industry standard development. We have helped formulate more than 30 industry standards in the field of intelligent connected vehicles initiated by the National Technical Committee of Auto Standardization, the National Technical Committee 268 on Intelligent Transport Systems of Standardization Administration of China (SAC/TC268) and the National Information Security Standardization Technical Committee. We also serve as a key member in the drafting of standards, including Intelligent and Connected Vehicles – Technical Requirements and Testing Methods for Combined Driver Assistance System – Part 2: Multi-lane Maneuver, the Intelligent and Connected Vehicles Data Storage System for Automated Driving, the Road Vehicles – Safety of the Intended Functionality, and the General Technical Requirements for Software Update of Vehicles. In 2021, in order to keep pace with the industry development, we established a long-term industry-university-research partnership with several universities in China, gave full play to the technology and talent advantages of universities, learned the latest R&D technologies and industry trends. We also widely participated in scientific research projects and academic discussions and achieved the common development of university and industry. Case study: Partnering with Beijing Institute of Technology On February 26, 2021, Li Auto reached a strategic cooperation agreement with the Beijing Institute of Technology to give full play to university- enterprise resource advantages, jointly nurture application-oriented innovative talents, build university-enterprise cooperation platforms, and optimize the human resource structure. Talent cultivation: we promise to create Li Auto Training Base. This will provide practical experience, internship, and employment opportunities for postgraduate students. The university will assist us with vocational skill training. Scientific research: both parties have established an industry-university- research consortium to jointly promote the transformation and industrialization of scientific and technological achievements of universities. Both parties can jointly carry out scientific and technological breakthrough projects, and apply for national public technical service platforms for enterprises. Innovative pioneer and outstanding product Li Auto Inc. 2021 Environmental, Social and Governance Report 29

We offer online training on intellectual property to new hires and organize them to complete online courses to enhance their awareness of intellectual property protection. In daily work, we sign non-disclosure agreements with employees, and require each department to carry out monthly patent training, explore patent application potential, stay up-to-date with industry trends, and continually improve our intellectual property protection. In 2021, we held 11 training sessions on the topic, totaling 22 hours. 2.2.3 Protecting intellectual property In strict accordance with the Patent Law of the People's Republic of China, the Copyright Law of the People's Republic of China, and the Trademark Law of the People's Republic of China, we highly respect the intellectual property rights and protect scientific and technological innovations, trademarks, patents, and other such rights. We have established a unit for patent services, formulated special intellectual property protection policies such as the Patent Application Administration Measures and the Patent Guidelines, and developed a standardized intellectual property protection system. In 2021, based on external trends and internal demands, we further updated our Patent Application Administration Measures and supplemented and revised our Trademark Administration System. Our intellectual property management system holds GB/T 29490-2013 certification and passed the supervision and audit for two consecutive years. To encourage innovation and R&D, we reward those who make outstanding contributions. As of December 31, 2021, Li Auto had obtained a total 1,171 issued patents, 494 registered trademarks in China, and 51 registered copyrights for software, and earned the title of "Beijing Intellectual Property Demonstration Unit". Innovative pioneer and outstanding product Li Auto Inc. 2021 Environmental, Social and Governance Report 30

ESG aspect Requirement Quality Establish effective quality management systems. Obtain IATF 16949 or equivalent third-party certification. Inspect product quality inspections and issue relevant reports. Set quality goals and improvement actions. Safety Comply with national laws and regulations on building safety and fire safety. Set up work safety organizations, such as a Safe Production Committee. Meet the requirements regarding the production, storage, and transportation of flammable and explosive dangerous goods. Meet information security requirements. Business ethics Sign our Honesty and Integrity Agreement. Establish internal anti-corruption compliance management system. Prohibit all illegal acts of corruption, unfair competition, fraud, bribery and other crimes among employees. Environment Abide by national and regional environmental laws and regulations. Assess the environmental impact of production and products. Use recyclable, green materials whenever possible. Recycle vehicles and auto parts whenever possible. Obtain environmental management system certification if possible, such as ISO 14001. Labor Comply with national labor laws. Stay in compliance with employment laws and prevent child labor or forced labor. 2.3 Supply chain management To create a sustainable supply chain in the spirit of openness, honesty and cooperation, Li Auto has established a sound supply chain management system to strictly manage the supply quality, business ethics and environmental responsibility of our suppliers to develop efficient two-way communication channels with them. We strictly comply with the Law of the People's Republic of China on Tenders and Bids, abide by our internal management systems including the Supplier Management Manual, the Regulations on Performance Management of Parts Supplier, and the Management Measures for Quality Rejection of Purchased Parts. Managing the supply chain includes sourcing suppliers, access and elimination, conducting audits, assessing performance, and maintaining effective two-way communication. We are also committed to building a green supply chain, promoting local procurement, reducing the environmental impact of long-distance logistics, and driving regional economic development. As of December 31, 2021, Li Auto had 191 first-tier suppliers, all of which were located in China. Northeast China North China South China Central China East China 72.25% 4.19% 11.52% 6.28% 5.76% Li Auto's first-tier supplier distribution 2.3.1 Supplier access and evaluation In the stage of supplier identification and access, we carry out risk identification and assessment on supplier candidates in such aspects as product quality, compliance, and environment in accordance with the Li Auto Inc. General Rules for the Procurement of Parts and Raw Materials. Our suppliers are required to obtain the IATF 16949 certification or equivalent third-party certifications to ensure the quality of products. In 2021, 100% of our first-tier suppliers obtained the IATF 16949 certification. We set high standards for a fair, honest, and transparent business environment. To this end, we have signed an Honesty and Integrity Agreement with our suppliers. This requires them to build internal anti-corruption compliance management system, to strictly manage the behavior of their employees, and to prohibit all acts of corruption, unfair competition, fraud, bribery, or other corruption-related crimes. Suppliers who breach the Honesty and Integrity Agreement will receive corresponding assessments and punishments. We give preference to suppliers who have obtained the ISO 14001 certification. We explicitly require all suppliers to comply with national and local environmental protection laws and encourage them to adopt energy-saving production methods that reduce emissions and deliver products that meet standards for recycling and further utilization. And we give preference to suppliers who use recyclable and green materials that create less pollution and lower emissions. To minimize our environmental impact, Li Auto has reached a cooperative agreement with Michelin to purchase its new low-carbon tires. Made from ultra-fine rubber powder, recycled from waste tires and industrial waste, these tires can reduce CO2 emissions by 67% during production, compared to conventional tires. Such tires have become the standard configuration in Li ONE and are planned to be used in future models. Case study: Li Auto purchases environmental-friendly tires Li Auto's first-tier supplier distribution Li Auto's ESG access evaluation for suppliers We carry out quarterly routine and unannounced audits and assess the ongoing performance of suppliers to form a comprehensive capability rating. We engage in in-depth cooperation with highly-graded suppliers. For suppliers with a low grade, we conduct on-site audits, help them conduct rectifications, and ensure that problems are solved in a timely and effective manner. Innovative pioneer and outstanding product Li Auto Inc. 2021 Environmental, Social and Governance Report 31

Li Auto Inc. 2021 Environmental, Social and Governance Report
Innovative pioneer and outstanding product

2.3.2 Supply chain risk response

To address supply chain risks, we carry out a comprehensive risk analysis, and build an early warning mechanism for supply chain quality, production capacity, delivery and ESG-related risks, and establish a sound risk prevention and control system.

Li Auto's supply chain risk response model

	Supplier access	Product development	Suppliers' manufacturing	Manufacturing at Li Auto	User usage
Quality risks	✔	✔	✔	✔	✔
Capacity risks	✔	✔	✔	✔	✔
Delivery risks	✔	✔	✔	✔	✔
ESG risks	✔	✔	✔	✔	✔
Response measures	• On-site audits • Ability evaluations • ESG performance assessment	• Quality assessments • Key supplier management	• Controlling key processes and quality control points	• Quality improvements	• Quality performance tracking by big data

2.3.3 Empowering suppliers

Li Auto looks forward to growing together with suppliers. While improving our product quality and management ability relentlessly, we proactively share our experience with our suppliers, help them improve their capabilities through diverse interactions, and create a more competitive supply chain.

Every year, we carry out ability improvement training for first-tier suppliers at least four times, and provide training for suppliers at their invitation. We meet with them every month to discuss issues such as product quality, delivery, and digital operation, and to develop improvement goals and plans. To strengthen communication with suppliers, we actively participate in activities initiated by them. We establish strategic partnerships with outstanding suppliers, carrying out technical exchanges and deepening industrial cooperation.

In 2021, the participation rate of first-tier suppliers in training programs was

100%

Case study: Li Auto carried out on-site training for our supplier

We were invited by our supplier Bosch Automotive Products (Suzhou) Co., Ltd. to carry out training in Suzhou in 2021. We shared our management and quality methods , such as Li Strategic Analysis, Objectives and Key Results, with the president and senior management, earning high praises.

Case study: Li Auto attended China Auto Supply Chain Conference

On December 3 and 4, 2021, our supply chain leaders attended the China Auto Supply Chain Conference. We contributed to a roundtable debate on "Supply chain safety and the new globalization trend amid regionalization", and discussed with suppliers about how to build a healthy supply chain ecosystem, make joint efforts for the blueprint of automobile industry in a simple and efficient way.



32

2.4 User service Li Auto believes in responsible marketing and comprehensively builds a data-driven, closed-loop platform covering the whole cycle of sales, use and after-sales, providing users with efficient and reliable services to enhance user satisfaction and loyalty. We offer standardized, high-quality services through direct selling and service networks while ensuring price transparency. With the self-developed operation system, we further integrate online and offline procedures to provide users with effortless experience in all links including understanding, experience, purchase, delivery and after-sales services. We use closed-loop data operation to continually optimize the process and improve the service quality. We also achieve higher business efficiency and better service experience for users than traditional automakers that rely on third-party dealers. To ensure the transparency and authenticity of the whole sales process, the sales management teams of the headquarters and regions visit stores on a quarterly basis and conduct unannounced inspections irregularly. We also carry out sampling surveys to verify that key sales data is authentic and the service is professional, thus ensuring excellent user experience in the sales process. We strictly regulate responsible marketing management mechanism for online and offline sales. The relevant regulators certify the data that we share regarding sales, range, energy consumption, and safety. This ensures the authenticity and reliability of communication data and user scenarios, avoid excessive marketing caused by false advertising. 2.4.1 Responsible marketing Case study: Li Auto ensures service professionalism and data accuracy through online data management Through online data management at each point of sale, we avoid omissions and error of manual operations, ensure the authenticity of data, control service quality, and optimize operational efficiency based on data analysis. Test drive: we sign test drive agreements with users with relevant tips provided and offer a professional explanation to ensure that the test drive experience is authentic and of high quality; Communication: we manage communications between product experts and users to ensure the accuracy of the information given to potential users; Ordering: users can order through our official website, App, or mini-program to ensure the order is valid. The test drive is key to our services. After completing the test drive, users will be invited to rate the serviceability and professional level of product experts. In 2021, we achieved 99.9% test drive satisfaction rate through strict management and tracking of test drive service. In 2021, we issued a new edition of our Business Management System for Retail Stores, introduced the management method of "Yellow, Red and Black Lines", and required all retail employees to confirm their adherence to it. We also investigated and punished misconducts, such as fake follow-up records, fake test drive records, and fake orders. Innovative pioneer and outstanding product Li Auto Inc. 2021 Environmental, Social and Governance Report 33

To satisfy our users' after-sales needs better and faster, we have established a comprehensive after-sales service system consisting of vehicle quality warranty, maintenance, repair, online services and road rescue. With a data- driven mindset, we have built a standardized, systematic and intelligent service system covering all online and offline service scenarios, facilitated full coordination between online and offline teams, and effectively met our users' car-related service needs. 2.4.2 After-sales support Li Auto always cares about user satisfaction, and devotes ourselves to improving our service capabilities and serving our users in a most time-saving, considerate and convenient manner. Construction of after-sales service system In 2021, we carried out in-depth iterations of online service mode, and upgraded it into a "service expert" mode by transforming standardized after-sales services into expert-level and differentiated services. Our service experts serve as a bridge between users and Li Auto, enhancing mutual communication by virtue of telephone, our App, WeChat official accounts and manual communication services. Relying on direct-sale advantages and connecting online and offline resources, we offer individualized solutions and services for each user that are considerate, convenient and exclusive. Innovative pioneer and outstanding product Li Auto Inc. 2021 Environmental, Social and Governance Report 34

Li Auto has established a unified headquarter coordination and management mechanism for quality assurance. We provide remote or on-site technical assistance for maintenance service centers, and regularly supervise and guide their operations, thus delivering better and more consistent after- sales services to our users. Our technical team collects and analyzes the vehicle malfunction information in time, and regularly sends feedback to quality and product departments to continually improve product quality. In 2021, we carried out the special quality enhancement project at the authorized body and paint shops. From the dimensions of maintenance process standard, quality management system, product and safety, equipment and tool and personnel skill, we effectively improve the overall maintenance quality of the center, and ensure that our users enjoy the same service experience at the center as the direct sales service mode of Li Auto. In 2021, we carried out pre-job training, promotion training, special training, and external training programs for our frontline employees at after-sales service stores and online expert service teams. The training takes the form of store-based guidance, online learning, and face-to-face training. The face-to-face training totaled 37 sessions with 580 online classes. After-sales service quality assurance Case study: Flood relief efforts in Zhengzhou Immediately after the central Henan Province, China was hit by heavy rainfall in July 2021, Li Auto dispatched regional managers to organize and distribute relief resources, and also implemented relevant solutions and care plans for users in Henan. We mobilized more than 30 trailers from surrounding provinces and coordinated maintenance experts from all over the country to provide one-to-one rescue for the affected users. We rescued 208 vehicles in three days, provided overhaul and inspections on Pre-job training rate was 100% battery, motor and electric control systems, and helped users with insurance claims and vehicle maintenance. After the flood, we further launched user care measures, such as quality assurance extension, free examination and replacement of charging lines, as well as vehicle examination and disinfection. We received high praise from our users for our warmhearted and fast actions. Innovative pioneer and outstanding product Li Auto Inc. 2021 Environmental, Social and Governance Report 35

Li Auto Inc. 2021 Environmental, Social and Governance Report
Innovative pioneer and outstanding product

Complaint management

User feedback is an important means of improving our products and services. We handle unsatisfaction and complaints in using our products and services in accordance with the systems such as the *Complaint Handling and Escalation Process* and the *User Complaint Handling Process,* to ensure timely, efficient, and satisfactory responses. According to the severity of complaints and business type involved, we adopt a hierarchical approach to deal with and follow up the complaint in an efficient and orderly manner. We control the response time and handling process with high quality, effectively regaining the trust of our users and maintaining a positive enterprise image.

In 2021, we received 1,989 user complaints with 100% of handling rate, of which 98.8% were resolved.

Li Auto's complaint handling process


User complaint
Consultants receive the complaint, offer comfort, and record problems
Inform the user of the settlement solution
Whether the user to accept it or not
No
Escalate to city service experts
Whether the user to accept it or not
No
Escalate to regional leaders
No
Escalate to user care teams with the regional leader as ultimately responsible personnel
Yes
Yes
Yes
End
End
End

Customer satisfaction management

To improve service satisfaction, we establish a closed-loop user satisfaction management system, in which, user satisfaction is measured via voluntary review on our App. In the event of unfavorable feedback, dedicated teams analyze the issues and take prompt remedial action. We also check user satisfaction via our customer service hotline, confirming whether issues have been satisfactorily resolved. Relevant data provides a guide for our ongoing service enhancements. In 2021, our user satisfaction rate reached 99.2%.

Li Auto's closed-loop user satisfaction management process


Channel building
Satisfaction classification
Satisfaction evaluation
Low-score feedback
Classified handling
Completion and filling
Follow-up

36

2.4.3 User experience We believe in "building a community where everyone respects each other to stimulate creativity". We participate in the construction of user community, listen to our users and create value with them, which enhances brand satisfaction and loyalty. Building online communication platforms: users can post car-and-life- related topics on our online platforms, find like-minded friends, and set up car clubs to enrich their daily lives. In September 2021, we launched the net promoter score (NPS) survey among all users for the first time to assess possibilities of users to recommend our products and services. Based on the feedback, we conducted follow-up surveys to explore pain points and improve products and services. Analysis of the feedback helps our business department to solve user problems efficiently. In 2021, our NPS results far outperformed the industry average. Facilitating car knowledge-sharing channels: in different stages of car use, we post articles related to car purchases, use, maintenance, corporate culture and product reputation through official accounts, and recommend them to users at the appropriate time, in order to improve their product experience. Guiding online topic interaction: we encourage diverse online topics and activities, user-generated content (UGC) that bolsters our brand and product promotion, and word of mouth within the community that helps to promote our products. Innovative pioneer and outstanding product Li Auto Inc. 2021 Environmental, Social and Governance Report 37

Inclusive care and shared growth Li Auto adheres to the organizational values of "focusing on collaboration, empowering employee growth, and rewarding achievements". We also strive to create a healthy, diverse and equal workplace where growth is shared with our employees. 03 Attracting talent Cultivating talent Ensuring safety and health Inclusive care and shared growth 38 Li Auto Inc. 2021 Environmental, Social and Governance Report 38

Li Auto Inc. 2021 Environmental, Social and Governance Report

Inclusive care and shared growth

3.1 Attracting talent

Li Auto pursues equality and justice. We also devote ourselves to attracting more excellent talents with perfect talent strategy and building a diverse and inclusive working environment. We establish a highly competitive salary system and sound employee welfare system, as well as a wide provision of leisure activities.

3.1.1 Diversity and inclusiveness

In strict accordance with the *Labor Law of the People's Republic of China* and other relevant laws and regulations, we establish relevant internal documents, such as the *Recruitment Management Policies* and *Li Auto Inc. Employee Manual* and promote fair and non-discriminatory employment policies. We make utmost efforts to prevent discrimination based on gender, age, religion and nationality, avoid child labor and forced labor. We respect and protect the legitimate rights and interests of all employees pertaining salary, dismissal, working hours, and holidays in strict accordance with internal guidelines such as the *Li Auto Inc. Employee Manual.* During the recruitment, we strictly comply with the national laws and regulations on prohibiting child labor and forced labor, rigorously screen the identity information of employees, and make whistleblowing channels available. We pledge to investigate and punish malpractices immediately after receiving the reports. During the reporting period, no child or forced labor incidents occurred at Li Auto.

We set up a talent pool through talent profiles based on job requirements. In 2021, we prioritized campus recruitment in our talent strategy by introducing more talents with great potential and establishing a talent pool to provide key support for the realization of our talent strategy.

We have a diversified employee composition

Employees are from

14 countries or regions

including China, South Korea, the United Kingdom, Germany, and Australia

29 minorities

including Mongolian, Hui, Sibe, and Bai

Li Auto's employee composition

Indicators	Categories	Unit	Data in 2021
Total number of employees (100% full-time)	/	person	11,901
Number of employees by gender	Male	person	9,622
	Female	person	2,279
Number and proportion of employees by rank and gender	Senior management	person	26
	Proportion of male employees in senior management	%	88
	Proportion of female employees in senior management	%	12
	Middle management	person	132
	Proportion of male employees in middle management	%	85
	Proportion of female employees in middle management	%	15
	Total number of general employees	person	11,743
Number of special employees	Employees with disabilities	person	77
	Minorities	person	607

Li Auto's employee composition


Employees by age
3%
44%
53%
29 and below
30 to 39
40 and above
Employees by category
5%
16%
29%
50%
R&D
Sales and marketing
General and administrative service
Production
Employees by geographic region
0.18%
0.06%
99.76%
Employees from Chinese mainland
Employees from Hong Kong, Macao and Taiwan regions
Overseas employees

39

Li Auto Inc. 2021 Environmental, Social and Governance Report

Inclusive care and shared growth

We create a fair, safe and inclusive working environment for all employees, and do our best to build a diversified and international cultural atmosphere for employees. *Li Auto Inc. Employee Manual* strictly prohibits discrimination, harassment, or other malpractices based on race, skin color, religion, nationality, gender or gender identity, age, marital status, mental or physical disability, sexual orientation or any other characteristics protected by laws. To protect our employees from involvement in any improper behaviors, we provide a complaint-reporting mechanism for employees, and keep the relevant information highly confidential to protect whistleblowers.

We respect different cultural customs in different regions and provide care for minority employees. Specifically, we provide Muslim meals in the canteen and celebrate minority holidays. All employees from the Guangxi Zhuang Autonomous Region enjoy the holiday on the March 3rd in the lunar calendar, all employees from the Xinjiang Uygur Autonomous Region enjoy the "Ruzi" and "Eid Al-Adha" holidays, and all employees from the Tibet Autonomous Region enjoy holidays for "Tibetan New Year" and "Sho Dun Festival".

We listen to employees to better understand their needs and establish an excellent, transparent and efficient communication mechanism for them. We have established two-way communication channels regarding work objectives and performance feedback. The HRBP team serves as a link between employees and the Company. This provides a channel for employees who question senior management about our strategies, increases communication between management and employees, and enhances employees' recognition of our strategy and culture. In 2021, we conducted an online questionnaire about employee satisfaction and engagement to better measure employees' work vitality and enthusiasm. The results are used to improve corporate cohesion.



Li Auto's employee turnover

Indicators	Categories	Unit	Data in 2021
Total number and rate of employee turnover	Number	person	3,223
	Rate	%	27
Employee turnover rate by gender	Male	%	28
	Female	%	22
Employee turnover rate by age	29 and below	%	36
	30 to 39	%	21
	40 and above	%	14
Employee turnover rate by geographic region	Chinese mainland	%	27
	Hong Kong, Macao and Taiwan regions	%	43
	Overseas	%	19

40

Li Auto Inc. 2021 Environmental, Social and Governance Report

Inclusive care and shared growth

3.1.2 Employee benefits

Li Auto develops a comprehensive salary incentive system and provides equity incentives for outstanding employees, enhancing their sense of achievement.

We also prioritize employee care. We continually provide a wide range of non-salary benefits for all employees in terms of work-life balance, health support and employee care, to create a more harmonious and healthier working environment and foster win-win success and harmonious development of the Company and employees.

With the mission "to create homes on the move that bring happiness to the entire family" (" 创造移动的家，创造幸福的家 "), we offer a swathe of wonderful activities for employees and their families.

Case study: Celebrating International Women's Day

On March 8, 2021, Li Auto prepared unexpected gifts for female employees and sent sincere wishes to them. We also sent wishes to the female family members of our male employees, and expressed our gratitude for their support.

Case study: Celebrating Family Day

In July 2021, Li Auto held its first Family Day, on which our Beijing R&D Center was opened to family members for the first time, attracting as many as 1,000 employees and their family members. Through various events such as story-telling class, design center visits, trial production workshop visits and test drive experience, family members had an in-depth understanding of our entrepreneurial journey and a glimpse of our modeling secrets and advanced technologies.

Li Auto's non-salary benefits for employees

Social insurance and housing fund including endowment insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance for employees who are in labor relations with us;	Employee care activities for those in need, promote serious disease relief and charity fund assistance projects;	Celebration of employee birthdays and preparation of birthday gifts;
Major risk protection such as supplementary medical insurance, major disease insurance and accident insurance for all employees, self-paid commercial insurance schemes for employees' spouses, children and parents, and additional employee security schemes for specific positions;	Workplace activities for female employees, celebrate female festivals and relevant themed activities;	Free lunch, fruit, drinks and overtime meals;
Free medical examination for all new employees before on-boarding and annual comprehensive medical examinations for all employees;	Maternity rooms for female employees;	Shuttle buses for commuting and between different offices;
Mental health services and support for employees;	Maternity leave, maternity check leave, nursing leave, paternity leave for female employees and male employees;	Vending machines in the parks, chain supermarkets such as Bianlifeng to enrich employees' choices for daily life.

41

Li Auto Inc. 2021 Environmental, Social and Governance Report

Inclusive care and shared growth

3.2 Cultivating talent

Li Auto develops and trains employees, strives for the strategic goal of "supporting the growth and development of talents", and establishes a sound employee training and development system. We also assist employees in exploring their potentials.

Li Auto's training structure for employees

Business achievement	Growth recognition			
Business content/logic	New hires	General ability	Professional ability	Management ability
	New hires through social recruitment New hires through campus recruitment (Graduate growth)	Seven Habits of Highly Competent Talents TBP Product courses Basic skills	Professional ability of organizational systems Professional ability of user businesses Professional ability of product development Professional ability of system development Professional ability of financial support	Training for senior managers Training for junior and middle managers Training for new managers Training for reserve managers General management courses
	Training and practices			
Core technology/ ability	Training system			

3.2.1 Cultivation and training

While improving the professional skills and management abilities of employees by implementing the *Li Auto Inc. Training and Development System,* we also deepen their understanding of corporate culture. We make full use of internal expert resources to develop training courses, and hire external experts to empower employees with methodonogies to improve their professional skills. We also establish a talent training system for all employees from different groups and with different ranks, which focuses on key competence.

Our online E-learning system offers four training categories for employees with different backgrounds, namely new employees, general ability, professional ability, and management ability, to support the growth and development of employees.


LSA
Li Strategic Analysis
LTD
Li Talent Decoding
OKR
Objectives and Key Results
Performance
Performance Management

New employee training

To help new hires succeed quickly in their new roles, better understand our corporate culture and effectively improve their professional abilities and skills, we offer online and offline courses tailored to their abilities and roles and carry out the training and development plans for new employees, to ensure a timely and effective training plan for new employees.

Case study: Fresh graduate training

We emphasize the cultivation of newly-employed graduates and provide coaching projects backed by the mentor mechanism and key student growth project for them. After receiving a six-month program of "company training", "department training" and "performance assessment", new recruits are fully prepared to adapt to the working environment with their professional ability improved.

42

Li Auto Inc. 2021 Environmental, Social and Governance Report

Inclusive care and shared growth

General ability training

We make a point of improving the general ability of employees by providing training mechanisms and courses on general ability, and we also constantly improve the professional abilities of our employees, such as excellent thinking habits and public speaking skills.

Case study: General course on public speaking skills titled "Moments of Glory"

In 2021, Li Auto provided our employees with training on public speaking skills by inviting experts, such as mentors from the competition named "I am a Great Speaker". With many years of practical experience, they offered guidance on how to deal with common problems in a speech, and helped our employees speak on various occasions with ease, including business speech, work reports, project roadshows, and recruitment interviews.

Employee training per capita at Li Auto

Indicators	Categories	Unit	Data in 2021
Employee trained	Total number of employee training	Person times	37,245
Percentage of employee straining by gender	Male	%	94
	Female	%	97
Percentage of employees training by rank	Senior management	%	100
	Middle management	%	99
	General employees	%	94
Total training hours of employees by gender	Male employees	hour	176,808
	Female employees	hour	42,075
Total hours of employees training by rank	Senior management	hour	1,138
	Middle management	hour	5,769
	General employees	hour	211,976

Case study: Open course titled "Seven Habits of Highly Competent Talents"

We organize a training program titled "Seven Habits of Highly Competent Talents" for all employees. The course can improve trainees' learning outcomes through various interactive learning methods, such as online courses, everyday training camps and group leadership.

Case study: TBP Competition

In 2019, we introduced TBP to encourage employees to create more business solutions and enhance their professional abilities by means of competition. In 2021, 244 employees participated in TBP training and competition, producing 257 solutions for research and sales practices.


理想
理想汽车 2021 年首届 TBP 大赛
Li Auto's first TBP competition in 2021

43

3.2.2 Promotion and development Li Auto has a fair, clear and transparent career promotion channel for employees. Performance appraisal Career band 1  OKR, or Objectives and Key Results, proposed by Intel's founder Andy Grove, is a common management tool for identifying and tracking objectives and their achievement. Li Auto's performance appraisal process We establish a dual-channel mode of professional and managerial talent development for white-collar employees, store employees and blue-collar employees. In terms of the assessment mechanism, we create an efficient performance management framework based on the concept of ability-oriented selection and skill incentive. We carry out continuous management and performance assessment through OKR1 of the employees and personal growth (refer to the standards of the seven habits of highly competent talents). Quarterly, we assess the performance of our employees. By virtue of quarterly performance verification, performance confirmation by both employees and superiors, and final communication and appeal procedures, we ensure the virtuous closed loop of promotion evaluation in a fairer manner. Most Influential Employer Employer with Best Growth in Nowcoder Community Most Attractive Employer in Automotive Industry Top Employer in Manufacturing Industry China Best Employer Award LinkedIn Rising Star Award King's Ark –The Most Talent-Cherished Employer  Emerging Employer Li Auto's human resource awards in 2021 Evaluation Employee self-assessment and 360 degrees comprehensive assessment every quarter Verification After the initial assessment, the superior verifies it to ensure its authenticity and effectiveness Feedback Employees make personal statements and communicate with superiors to confirm performance results Inclusive care and shared growth Li Auto Inc. 2021 Environmental, Social and Governance Report 44

Li Auto Inc. 2021 Environmental, Social and Governance Report

Inclusive care and shared growth

3.3 Ensuring safety and health

Li Auto continually improves occupational health and safety management system and is committed to creating a safe production culture and working environment for employees to protect their physical and mental health.

3.3.1 Production safety

Li Auto creates a healthy and safe workplace for employees. We continually improve production safety practices in terms of systems, management and technologies. Meanwhile, we pay attention to employees' safety awareness in their production and life in real time, constantly remind them to develop the safety awareness and enhance such awareness. No production-related work injury or fatality occurred at Li Auto during the reporting period.

The annual occupational health and safety management objectives include

0 occupational diseases

0 serious injuries or above

minor injuries < 2‰

Safety system building

We comply with the relevant laws and regulations such as the *Work Safety Law of the People's Republic of China,* the *Prevention and Control of Occupational Diseases Law of the People's Republic of China* and the *Fire Prevention Law of the People's Republic of China.* We formulate a total of 80 rules and regulations related to work safety, including the *EHS*[1] *Manual*, the *Safety Production Accountability System,* the *Energy Control and Power Lockout* and other documents, and strictly implement them. In 2021, the Changzhou manufacturing base revised 10 safety management rules and regulations such as the *Safety Production Accountability System* and the *Flame Operations Management System* in order to ensure the real-time effectiveness of such documents. Li Auto has been constructing and implementing a safety management model based on ISO 45001 and other safety production standards since the establishment of our Changzhou manufacturing base. During the reporting period, our manufacturing base fully completed the construction of the ISO 45001 occupational health and safety systems and obtained certification from third-parties.

Li Auto's EHS management system

Level 1	One manual	The EHS management manual: *Functional Distribution Table of the EHS System, Documents list of the EHS System*
Level 2	15 procedure documents	Risk identification and evaluation: risk assessment checklist, safety measures assessment checklist EHS accountability system management procedures: *Letters of commitment to production safety objectives* EHS training management procedures: *Annual Health and Safety Training Plan of Departments*
Level 3	64 management rules and forms including production safety, occupational health, firefighting, environmental protection	The management system of EHS inspection and hazard governance The safety management system of lithium batteries for new energy vehicles Occupational hazard prevention and control accountability system The management system of fire-fighting facilities The management system of chemicals ...

Production safety management

Li Auto has adopted the safety management policy featuring "Safety first, Law-based, Accident prevention, and Continuous improvement", established a Safety and Environment Management Committee, and appointed EHS managerial personnel in each manufacturing-related department who shall be responsible for the management of occupational health and safety. To ensure the implementation of the systems, the Company includes safety responsibility assessment indicators into the quarterly performance appraisal of each personnel in charge. In addition, we review the safety management of the factory at quarterly meetings of the Safety and Environment Management Committee, warn and arrange the work related to production safety in the next stage, so as to realize closed-loop management of production safety.

In 2021, we continued our efforts to apply safety technology, improve the safety design of our facilities and equipment and strengthen the supervision and management of employees' safety operations. With grating, gate lock and other automatic station safety solutions, we comprehensively improve the safety of workplaces.

[1] EHS, Environment, Health and Safety.

45

To guarantee employees' health and safety in the operation and use of the equipment while operating equipment and during production, we have established a sound safety inspection and management mechanism, actively carried out safety risk identification and regular safety inspections, and timely rectified hazards found in such inspection. We comprehensively follow safety events to guarantee production safety. For the identification and assessment of safety risks in the production process, we have formulated the Investigation Manual on Risk Assessment of Production Safety Accidents in accordance with the Safe Production Law of the People's Republic of China, the Law on Emergency Response and other measures and standards, which identifies and details hazardous factors in production in detail, and classifies risks to ensure that accidents are effectively prevented and handled. Li Auto's risk assessment of production safety and emergency resource investigation system number of safety inspections was 296 number of safety inspection stations was 1,351 Production safety inspection Safety identification and analysis of materials Safety identification and analysis in the operational process Identification and analysis of engineering hazards Impact analysis of natural conditions Analysis of hazardous factors In 2021, Risk assessment of production safety and emergency resource investigation system Inclusive care and shared growth Li Auto Inc. 2021 Environmental, Social and Governance Report 46

Li Auto Inc. 2021 Environmental, Social and Governance Report

Inclusive care and shared growth

Production safety emergency guarantee

In order to respond to production safety accidents and other emergencies efficiently, timely and properly, Li Auto has formulated the *Emergency Contingency Plan for Production Safety Accidents* in accordance with the *Guidelines for Enterprises to Develop Emergency Response Plans for Workplace Accidents* (GB/T 29639-2020) and a series of national safety assessment standards. We aim to identify and assess potential production accidents, classify them by severity, and formulate the standards for the corresponding response process. The emergency rescue resources are expected to be implemented effectively and immediately to carry out on-site emergency rescues to reduce harm to employees' life and health, property safety and ecological environment.

Amid the ongoing pandemic, we have formulated the *Work Plan for Pandemic Prevention* to control and protect our production and operation from four aspects: system, organization, materials and information, and to establish a regular pandemic prevention and control mechanism.

Li Auto's work plan for pandemic prevention

Institutional guarantee	Formulate effective work plans for pandemic prevention and update it regularly.
Organizational guarantee	Establish a pandemic prevention working group, designate dedicated personnel in the factory and part-time personnel in each department to take charge of pandemic prevention, and regularly review relevant work of each department; Inspect health codes, travel history codes, nucleic acid test report (as required) at factory entrances.
Material guarantee	Provide masks, disinfectant solutions, thermometers and isolation rooms.
Information guarantee	Timely update the pandemic prevention information published by the government in WeChat groups, inform employees promptly of pandemic prevention requirements, and establish a Feishu group consisting of all employees and a Feishu group consisting of pandemic prevention liaisons to convey relevant requirements.

Case study: Emergency drills and fire awareness building

In 2021, Li Auto carried out drills and awareness building of fire safety in production. We conducted online fire safety knowledge contests, fire-fighting evacuation drills, emergency drills of gasoline leakage and an outbreak of fire for all employees to continually improve their safety awareness and ability for emergency response.

Production safety awareness enhancement

In order to strengthen the awareness of safety prevention and control among our employees and improve their operational and protection skills in the production process, participation in occupational health and safety education and training is mandatory for all employees and third parties before they begin work with us. In our daily work, we enhance the safety awareness of all employees through the four-level safety training system, daily safety meeting mechanism and regular training activities.

Li Auto's four-level safety training system

Corporate level	Prepare and update plans of production safety training every year; Conduct research on employees training demand at the beginning of each year and organize and conduct EHS-related awareness training, specialized training and qualification authentication training according to the demand; Require employees to sign the occupational hazards notification; Require employees to complete personal health information form.
Workshop level	Conduct safety education and training on occupational hazards tailored for workshops.
Shift level	Inform employees of the occupational hazards and protection requirements of their specific positions, so they exactly understand those hazards exposed to them and how to protect themselves.
Third-party employees	Provide relevant employees with safety training before working in our factories, which includes guidance on labor protective wear, hazardous operation safety requirements and penalties for violating our rules.

Case study: Safety Month Activities at Li Auto

In June 2021, Li Auto initiated Safety Month activities, in which we organized all employees from the Changzhou manufacturing base to watch *Li Auto Inc. Ten Prohibitions on Safety* training material to improve their safety awareness.

In 2021, number of safety training sessions for employees was

132

Datasheet on work injuries of Li Auto's employees in 2021

Work Injuries [1]	Unit	Data in 2021
Injury rate	%	0.07
Work injury accidents	number	8
Working days lost due to work-related injuries	day	71.33

[1] Eight minor injury accidents, no serious injuries in 2021.

47

3.3.2 Occupational health Li Auto attaches great importance to the occupational health of all employees and continues to care for their mental health. We have established a sound occupational health management system. We identify the occupational hazards of each position based on the production and operation process and fully implement the occupational health protection for employees. For employees' mental health, we have established Employee Assistance Program (EAP) to provide employees with diversified mental health services to guide them to adjust working performance, help them gain a sense of happiness in their careers, and enjoy a balanced experience of efficiency and well-being. Li Auto's identification procedures of occupational health hazards Pre-employment: inform employees of potential occupational health risks in their posts, sign the occupational hazards notification with employees, and improve employees' awareness and knowledge of potential occupational health risks. Daily management: establish safety files for employees exposed to occupational health hazards, including the history of employees' exposure to occupational hazards, physical examination records, protective equipment usage records, to ensure that all the employees' health records are well kept. In addition to guaranteeing employees' physical and mental health, Li Auto attaches great importance to the prevention of basic occupational diseases. We address the harm of occupational diseases to employees by regularly arranging pre-employment, on-the-job, and post-employment physical examinations for all relevant employees. During the reporting period, no occupational diseases or suspected occupational diseases were found. Inclusive care and shared growth Li Auto Inc. 2021 Environmental, Social and Governance Report 48

Low-carbon operation and green ambition Li Auto values green and sustainable development in operations, actively addresses the impact of climate change, and seizes the opportunities presented by such changes. We make low-carbon blueprints in advance and implement the environmental strategy of low-carbon and green development. 04 Climate strategy Green production Green product Green office Low-carbon operation and green ambition 49 Li Auto Inc. 2021 Environmental, Social and Governance Report

4.1 Climate strategy Climate change is a critical global environmental issue. In response to the national goal of "reaching peak carbon emissions by 2030 and achieving carbon neutrality by 2060", Li Auto, as a responsible corporate citizen, is keenly aware of its role to fight global climate change challenges and has introduced carbon reduction measures in our operations. We disclose our climate-related risk management and responses in terms of governance, strategy, risk management, and indicators and objectives, drawing on the proposals of the Task Force on Climate-Related Financial Disclosures (TCFD) created by the Financial Stability Board (FSB). 4.1.1 Climate governance Li Auto has established a Carbon Neutrality Working Group to track and analyze low-carbon regulations and policies at home and abroad, proposes relevant measures, and verifies their implementation in our operations. We will establish a Carbon Neutrality Committee to assist us in improving sustainable development strategies to reduce carbon emissions and address climate change. The responsibilities of the Committee include: analysis and publicity of relevant regulations and policies; research and development of low-carbon technologies; low-carbon business, administration, and operational management. The Carbon Neutrality Working Group Li Auto's Carbon Neutrality Committee R&D Supply Chain Sales and Service Manufacturing Administrative Management ... The structure diagram of Li Auto's Carbon Neutrality Committee Low-carbon operation and green ambition Li Auto Inc. 2021 Environmental, Social and Governance Report 50

Li Auto Inc. 2021 Environmental, Social and Governance Report
Low-carbon operation and green ambition

4.1.2 Climate strategy

Li Auto has included climate risk identification and management into the existing risk management system from the perspective of the enterprise itself, and the technical departments take charge of full-scale identification and assessment of the risks and opportunities in relation to climate change. In 2021, we identified transition risks and physical risks related to our operations, analyzed and assessed the impact of the risks, and formulated countermeasures.

4.1.3 Climate risk management

By analyzing material climate risks in each department, we identify the likelihood and impacts of the risks, and assess and classify those risks. Considering all related risk factors, we improve the control measures, formulate response schemes, and then incorporate them into the enterprise risk management process. For example, we have developed the corresponding emergency measures for the acute physical risk of extreme rainfall.

We have set up a cross-departmental carbon neutrality group to develop response plans for material climate change risks, and will develop or update relevant risk response strategies according to materiality and technology development progress in the future.

Case study: The rainwater storage tanks of Beijing manufacturing base

The Beijing manufacturing base has increased investment in environmental protection and climate risk management when upgrading the original plant. During the construction phase, four rainwater storage tanks with a total of 14,160 cubic meters will be built. They will collect and store rainwater in the plant by their pocket-type water storage structures and will significantly improve the plant's flood resistance ability while relieving the pressure on municipal drainage during rainstorms. In addition, the tanks will be connected to the plant's irrigation for its green features and could save more than 20% of the water consumption.

Li Auto's climate risk identification and countermeasures

Risk categories	Risks	Description of risks	Countermeasures
Transition risks	Policy risks	Restrictions on carbon emissions permits in various cities may result in power cut in factories and thus a reduction in production capacity; We may face more stringent emission standards as laws and regulations on energy saving and emission reduction are constantly updated.	Change the energy consumption plan as required to ensure compliance; Increase the R&D investment in emission reduction technologies to further reduce environmental impacts.
	Market risks	Price increase of the traditional energy and non-renewable resources may increase the cost and price of products; The demand for purchasing vehicles may decrease with increasing calls for low-carbon travel.	Increase the proportion of clean energy in the manufacturing base; Adjust operations timely based on users' needs.
	Technical risks	The NEV technologies witness fast iteration with R&D spending higher than that in traditional vehicles.	Timely adjust corporate planning and expand R&D investment.
Physical risks	Acute physical risks	The intensification of extreme weather events such as typhoons, hurricanes or floods may damage our sewage disposal facilities, thus the safety of the water environment in the Taihu Lake Basin will be threatened.	Prepare the climate emergency action plan.
	Chronic physical risks	Continuous hot weather and water shortages may influence production efficiency.	Increase the R&D investment to improve production efficiency and reduce the energy consumption ratio.

Overview of Li Auto's climate change risk management

Climate change breakdown	Countermeasures
Pollution and carbon reduction in the production process	4.2 Green production
Water resources management	4.2 Green production
Energy management	4.2 Green production
Recycling of materials	4.3 Green product
Emergency preparations and plans	3.3 Ensuring safety and health

51

Li Auto Inc. 2021 Environmental, Social and Governance Report

Low-carbon operation and green ambition

4.1.4 Indicators and targets

Li Auto is actively setting CO_2 reduction targets and aims to reduce carbon emissions throughout the value chain, from supply chain and logistics to production and product portfolios. We endeavor to assess the carbon footprint of our production process by calculating, tracking, analyzing and controlling our energy consumption as well as calculating standard coal emissions. We plan to undertake comprehensive assessments in 2022.

In 2021, we established a carbon footprint calculation methodology and formulated a series of carbon emission calculation and control standards and requirements based on ISO 14040 (*Environmental Management – Life Cycle Assessment – Principles and Framework*), ISO 14044 (*Environmental Management – Life Cycle Assessment – Requirements and Guidelines*), ISO 14067 (*Greenhouse Gases – Carbon Footprint of Products – Requirements and Guidelines for Quantification*), and other domestic and overseas industry standards. We collect and account carbon footprint data from raw material acquisition, vehicle production, and vehicle use for new models. By figuring out impact factors in all stages, we are capable of suggesting enhancements of our design framework, production technique, energy controls, and recycling that reduce carbon emissions throughout a vehicle's life cycle.

In 2021, the full lifecycle CO_2 emissions of Li ONE were 236.1 gCO_2e/km (35,415 kg in total), which is lower than the majority of NEV SUVs of the same class according to the *China Automobile Low Carbon Action Plan Research Report 2021* published by the Data Center of China Automotive Technology & Research Center (CATARC).

Full life cycle CO_2 emissions per kilometer for SUV of the same class as Li ONE[1]

Vehicle Model	Type	Carbon emissions per kilometer (gCO_2e/km)
Li ONE	EREV	236.1
NIO ES6	BEV	239.0
NIO ES8	BEV	250.1
BYD Tang	PHEV[2]	245.7
BMW X1	PHEV	249.2
Volvo XC60	PHEV	256.7
Mercedes-Benz EQC	BEV	243.3

We have already started the development of low-carbon products:

Upstream supply	We cooperate with raw material companies with leading low-carbon technologies to develop and use low-carbon and recyclable materials. We also give preference to upstream suppliers with higher proportion of renewable energy usage to ensure a sustainable supply of materials.
Manufacturing	We plan to build new green manufacturing base and improve the existing one, using green energy and production methods to save energy and reduce emissions to ensure sustainability of the production process.
Downstream use	We systematically optimize the powertrain technologies and improve the power efficiency of our products, reducing CO_2 emissions and ensuring their sustainable use.
Product type	Besides EREV models, we aim to launch more BEV models to meet users' needs for low-carbon options and sustain brand loyalty.



[1] Data from the *China Automobile Low Carbon Action Plan Research Report 2021* published by the Data Center of China Automotive Technology & Research Center (CATARC).

[2] PHEV, plug-in hybrid electric passenger vehicle.

52

67 4.2 Green production Li Auto has continually improved environmental management policies and optimized risk control in the production process. We are committed to building harmless green plants and exploring green technologies that support a green travel. By adopting energy-saving and environmental-friendly construction processes, we have built a green and low-carbon Changzhou manufacturing base with wastewater discharge and waste gas emissions far lower than national standards. In 2021, the Changzhou manufacturing base earned municipal-level green factory status from Changzhou Bureau of Industry and Information Technology. Li Auto's Changzhou manufacturing base Our Beijing manufacturing base adopts a more environmental-friendly green plant design concept in the upgrade, in order to meet Grade-A Enterprise requirements of China's Performance Grading and Emission Reduction Measures for Key Industries in Heavy Pollution Weather. Green design concept features of Beijing manufacturing base Waste gas treatment higher than national and local emissions standards Wastewater treatment recycling of reclaimed water, partially for living and factory greenery Water resources management construction of rainwater storage tanks to reduce water consumption Renewable energy utilization adoption of large-scale photovoltaic power generation for production and administrative work Beijing manufacturing base Changzhou manufacturing base Six green priorities for the construction of Changzhou manufacturing base Manufacturing control of harmful substances and enhance the recycling rate of products Environmental emissions low environmental pollution Infrastructure buildings, equipment, lighting systems Management system environmental management systems, energy management systems Energy input photovoltaic products, recovery of residual heat from fumes Energy performance land intensification, harmless raw materials, clean production, low- carbon energy Low-carbon operation and green ambition Li Auto Inc. 2021 Environmental, Social and Governance Report 53

Li Auto Inc. 2021 Environmental, Social and Governance Report

Low-carbon operation and green ambition

4.2.1 Environmental management system

We earned ISO 14001 environmental management system certification in 2021. We strictly comply with the *Environmental Protection Law of the People's Republic of China* and other relevant laws and regulations, and have formulated internal environmental management systems such as the *Water Pollution Control Management Regulations*, the *Noise Pollution Control Management Regulations* and the *Air Pollution Control Management Regulations* according to ISO 14001, to regulate water, gas, noise and residues produced in the plants and make every effort to minimize the environmental footprint in the production process.

We have compiled the *Contingency Plan for Environmental Emergencies* and on-site emergency plans, including special contingency plans for air pollution events, special contingency plans for water pollution events and on-site disposal plan for hazardous waste. We continue to improve our ability to respond to environmental pollution emergency incidents by comprehensively monitoring potential risks, preparing corresponding emergency rescue suppliers, and organizing regular drills.

In 2021, Li Auto received no administrative punishment related to environmental or ecological malpractices.

The structure of Li Auto's safe environment management

- Person in charge
  Vice President of manufacturing
  - Safety and Environment Management Committee
    - EHS Office of Production Technology Department
      - Developing environmental management systems
      - Implementing environmental management processes
      - Ensuring normal operation of facilities

Case study: Changzhou manufacturing base's contingency plan for water pollution events

Changzhou manufacturing base is located in the third-grade protection zone of Taihu Lake Basin. In order to respond to potential water pollution events, we have formulated relevant contingency plans and conducted regular drills. We have achieved a multi-interception of pollution risks by establishing a joint mechanism with the local government.

4.2.2 Emissions management

The Changzhou manufacturing base is located around Taihu Lake Basin in the Yangtze River Delta economic zone. Jiangsu Province has put forward more specific standards for local emissions standards and specific requirements for pollutant treatment based on the water environment in Taihu, air quality in the Yangtze River Delta, and natural environment in line with to the national policy guidelines. To this end, we have set up internal management emission targets for water and air pollutants that are more stringent than local ones, formulated standards for management processes, and used environmental protection facilities and equipments to reduce emissions from the root and dispose of them properly to ensure that they would not negatively impact the environment.

Li Auto's main emissions categories

Waste gas	Volatile Organic Compounds (VOCs)	Wastewater	Organic pollutants, ammonia nitrogen, total phosphorus
Solid waste	General waste: scrap metal, packaging materials, household waste, kitchen waste Hazardous waste: sludge, paint slag, solvent waste, rubber scrap		



54

Reducing solid waste discharge In accordance with the Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste, and other relevant laws and regulations, Li Auto has formulated the Waste Pollution Control Management Regulations to standardize the collection, storage and disposal of solid waste. Under the principle of "harmlessness, recycling, and reduction", we have established information management systems for waste and record waste disposal timely to ensure compliance with laws and regulations related to waste management. We are committed to promoting packaging reduction, reducing the packaging volume for vehicles at the design stage, and reducing the use of packaging for parts. Packaging volume for a single Li ONE is approximately 37.25 cubic meters: about 10% smaller than a mainstream model of the same size.We work closely with suppliers and recycling partners to boost both the proportion of recyclable materials in our products and the recycling rate of our materials. Reducing air pollutants Li Auto complies with the Law of the People's Republic of China on the Prevention and Control of Air Pollution and has formulated the Air Pollution Control Management Regulations to strictly control and manage the production processes that generate waste gas. We have established a VOC emission management ledger, set an emission target that VOC emission concentration should not exceed 15 mg per cubic meter, and fully implemented green production. Our total VOC emissions in 2021 were 8.56 tons – much lower than local standards and requirements. Green materials: replacing traditional high-VOC oil paints with cleaning agents for varnish and water- based paint with low VOC content. Green process: upgrading the spraying treatment and drying process. Efficient and environmental-friendly treatment facilities: replacing zeolite rotors for painting workshops to improve the concentration efficiency of VOCs and other waste gas; equipping the hazardous waste storage rooms with additional waste gas collection and disposal devices, and use activated carbon to adsorb waste gas in the storage room; .... Li Auto's main measures for waste gas emissions reduction Low-carbon operation and green ambition Li Auto Inc. 2021 Environmental, Social and Governance Report 55

Reducing wastewater discharge Complying with the Water Pollution Prevention and Control Law of the People's Republic of China, we have formulated our Water Pollution Control Management Regulations to implement full process control of the wastewater generated by our production process. We set limits for chemical oxygen demand (COD) and ammonia nitrogen content, improve the quality of wastewater discharged, reduce the amount of wastewater generated, and ensure that the discharge meets standards and continually improves management ability for comprehensive wastewater use. We implement source control and wastewater disposal for sewage, and promote the reduction of wastewater in the manufacturing base. In the production technique, we prioritize low- pollution raw materials and processes, and strictly follow the requirements of the technical procedures to avoid the overflow of rinse water and excess wastewater discharge. Waste solvent and waste paint are prohibited from being dumped into the circulation pool through the gratings of the spraying rooms. We have established strict disposal regulations for the wastewater generated, and installed a sound sewage treatment system in the plants to achieve harmlessness and reuse of wastewater. The Changzhou manufacturing base has two wastewater treatment systems. The No.1 wastewater treatment system is used to treat nitrogen-containing wastewater from our workshop, and adopts a zero-discharge process to successfully achieve zero pollutant discharge to the municipal pipe network or surrounding water bodies. The No.2 wastewater treatment system is expected to treat electrophoresis wastewater and domestic sewage, and adopts a "physical and chemical treatment process + biochemical treatment process", guaranteeing that the quality of water discharged is higher than the discharge standards. Reducing noise pollution Li Auto has formulated the Noise Pollution Control Management Regulations with reference to the Law of the People's Republic of China on Prevention and Control of Pollution from Environmental Noise to strictly control the noise generated by our production and operations. We strictly comply with the requirements of self-monitoring of emission permission by engaging a third party to undertake assessment every quarter and issue a report with a China Metrology Accreditation mark. green belts of trees surrounding our plants; regular maintenance of equipment to reduce the noise during the operation, and measures such as sound insulation and sound absorption when necessary; all vehicles in the plants are prohibited from honking except for commissioning, conduct routine maintenance for vehicles to keep them in good condition. Besides complying with national standards,we adopt the following noise control measures: Low-carbon operation and green ambition Li Auto Inc. 2021 Environmental, Social and Governance Report 56

4.2.3 Resource management Li Auto supports low-carbon development and continually improves the efficiency and recycling of resources in our operations. Energy conservation Li Auto is committed to reducing energy consumption at our manufacturing base. In our production and operations, Changzhou manufacturing base has completed the construction of the energy management system according to ISO 15001, which includes preparing energy system manual and procedure documents and formulating management system. We are applying for the corresponding system certification. On this basis, we continually optimize high energy-consuming links by improving energy conservation technologies, strengthening automated dynamic analysis and managing consumption with upgraded digital management systems. In 2021, we carried out energy-saving actions such as residue heat recovery and temperature control to reduce energy consumption from the source of the production process and accelerate the low-carbon transformation of the value chain. We significantly reduced energy consumption during the vehicle production process, with the actual consumption of 0.13 tce (0.14 tce as the target). This can save 200,000 cubic meters of natural gas, 770,000 kWh of electricity and 460 tons of CO2 emissions per year. We proactively respond to the national call for the considerable deployment of clean energy, actively make future energy-saving plans, accelerate the construction of a clean, low-carbon, safe and efficient energy system, and comprehensively coordinate actions to promote photovoltaic power generation. Water conservation We conduct environmental impact evaluations before beginning construction projects. Those evaluations include the project's impact on local water resources to avoid water shortage caused by industrial water consumption. For water use in the production process, water-saving tools are applied in the design and construction of our Changzhou manufacturing base. In addition to recycling water during production, we also actively implement various water conservation measures in our daily operations, install necessary water measuring instruments in the whole water use process, and record water consumption in each area on a daily basis, with data automatically summarized and analyzed. Planning for an energy-saving future Intelligent energy management at our bases: reduce consumption and actively identify opportunities to save energy through intelligent control and smart analysis. Energy-saving improvements in our power station rooms at our bases: improve the energy frequency conversion of water-circulating pumps, chilled water pumps, and living water pumps. Photovoltaic power generation: deploy photovoltaic power generation at the parking lots for finished vehicles and the parking lots used by employees at the bases. Low-carbon operation and green ambition Li Auto Inc. 2021 Environmental, Social and Governance Report 57

4.3 Green product Li Auto integrates green concepts into the product design, explores the recycling potential of the materials and parts of whole vehicles, and actively makes innovative efforts to reduce the carbon emissions generated by our products. In a vehicle's life cycle, driving contributes most to its carbon footprint. Li Auto's self-developed EREV technologies utilize battery electric motor to drive, which can lower the energy consumption costs for users. 4.3.1 Green design Complying with the Requirements for Prohibited Substances in Automobiles (GB/T 30512-2014), we aim to reduce and eliminate toxic and hazardous substances in our products. Subject to the prohibited and restricted substances and environmental protection laws and regulations in China, we also interpret and internalize more stringent foreign regulations in the automobile industry such as the European Union's 2000/53/EC, 2005/64/EC, and (EC) 1907/2006. Our own controls - such as Q/LiA 5500001 - enhance the environmental credentials of our vehicles, laying a foundation for them to go globe. Hazardous substance control In order to improve the proportion of the recyclable materials in our whole vehicle, Li Auto has developed a system of low-carbon material database to record the information of green materials developed. We make plans to select green and low-carbon materials at the beginning of new model development, prioritize those with mature recycling technology and minimize the use of unrecyclable ones. Currently, we exchange technical knowledge and cooperate with leading material companies at home and abroad, with a focus on the development and application of low-carbon materials. These efforts cover nearly one hundred brands and types of low-carbon metallic and non-metallic materials. Developing low-carbon materials In October 2021, Li Auto initiated R&D for aluminum extrusions made from recycled aluminum scraps. Thanks to technology advances, the scraps can be regenerated into aluminum profiles at solid state, which eliminates the melting link that is the most energy-consuming part in the process of traditional scraps recycling, significantly reducing carbon emissions in the production process. The resulting aluminum products can be used for non-bearing parts such as baggage holders, saving more than 60% of energy consumption. Case study: Development of the recycled aluminum scraps Energy consumption control Low-carbon operation and green ambition Li Auto Inc. 2021 Environmental, Social and Governance Report 58

Li Auto Inc. 2021 Environmental, Social and Governance Report

Low-carbon operation and green ambition

Lightweight design

Lightweight automobiles consume less energy. Li Auto effectively reduces the weight of the vehicle body, interior and exterior decorations, chassis, battery, electric-drive and other systems through the comprehensive optimization of materials, processes and structures, without undermining its performance.

For the body, we change the mild steel and aluminum hybrid body to intensified steel and aluminum hybrid body, and adopt the design scheme of the upper part with steel and the lower part with aluminum. This accommodates crash safety, weight and efficiency.

Li Auto's R&D and applications of lightweight design

	Innovative application	Active development
Material	2000MPa-grade aluminum-silicon-coated hot-formed steel, replacing 1500MPa-grade steel and comprehensively reducing weight by 15%	DH980, reducing weight by 5%
	High-strength, high-toughness 1000MPa-grade aluminum-silicon-coated hot-formed steel, replacing 500MPa-grade steel and comprehensively reducing weight by 10%	High-strength, high-toughness and easy-welding 1800Mpa-grade hot-stamping steel, reducing weight by 10%
	Third-generation advanced high-strength steel QP980-EL, replacing DP780 and comprehensively reducing weight by 10%	Ultra-high-strength 6-series aluminum profile, reducing weight by 10%
	Third-generation advanced high-strength steel DH780, replacing DP590 and comprehensively reducing weight by 8%	High-conductivity, high-strength cast aluminum alloy for the motor rotor, reducing weight by 15%
	...	...
Process	All-in-one laser tailor-welded hot-stamping door ring, reducing weight by 15%	Super-large aluminum alloy structural parts die casting, reducing weight by 30%
	Large aluminum alloy die-casting, free from heat treatment, comprehensively reducing weight by 20%	...
	Third-generation advanced high-strength steel QP1180, reducing weight by 10%	
	Ultra-high-strength aluminum profile extrusion technology for complex section, reducing weight by 15%	
	...	

Greening battery design

In the process of battery development and research, we attach importance to extending the life of our batteries through advanced technology, improving their efficiency, enhancing cyclic utilization, and ensuring that environmental protection and carbon reduction can be maximized.

Li Auto's green battery design

Improve battery performance and extend usage life: development of battery electrochemical system	Development of high-capacity ultra-high nickel materials Development of composite Si-C fast charging cathodes Development of high-cohesiveness binder technology Development of high-conductivity and high-safety electrolytes Development of a high-capacity and fast charging electrochemical system
Improve battery performance and extend usage life: battery failure mode analysis	High precision detection technology for battery in-situ bloating Failure mode analysis technology for materials of cathodes and anodes Quantitative analysis of gas produced from electrolytes Quantitative analysis of lithium precipitation
Improve battery efficiency and energy utilization: Application of battery technology	Fast charging boundary precision exploration for batteries High-precision battery management system (BMS) technology application High-precision forecast and simulation of battery life Optimal usage strategy recommendation and OTA upgrading
Environmental protection, resources recycling, carbon reduction: cascade utilization and recycling of batteries	Consistency assessment technology of batteries Full life cycle value assessment system of batteries Batteries' green disassembling and precious metal recycling technology The recycling technology of key raw materials

59

Power battery recycling Packaging recycling Recognition We actively adopt a number of measures to reduce waste and boost recycling. In 2021, we continue to promote packaging recycling plans. The recycling rate for the packaging of Li ONE parts rose from 38% in 2020 to 57% in 2021, and the proportion will increase to 85% for new planned models that are going to be put into production. In the future, our recycling packaging rate will be further increased. 4.3.2 Green recycling We attach importance to the recycling of valuable metals in the used batteries to reduce the environmental damage caused by disposing of batteries and to maximize the economic and social benefits. We adopt a recycling model of "self-established station + third-party cooperation" to establish a power battery recycling and treatment system to recycle discarded batteries sold across the country. Currently, we are communicating and cooperating with the battery recycling institutions in East China, Central China, South China and other regions. In the future, battery recycling stations and institutions are expected to expand into more domestic regions. According to the Road Vehicles - Recyclability and Recoverability - Calculation Method (GB/T 19515-2015), the recoverability and recyclability of Li ONE's whole vehicle materials are 96.2% and 93.5% respectively. We research downstream enterprises that dispose of discarded automobiles and enterprises that recover resources, and cooperate with them to expand into the recycling markets for our products and fulfill the extended responsibility and obligations of manufacturers. We conduct Discarded vehicles recycling On December 29, 2021, the 2021 Future Car Ecology Conference with the theme of "Intelligence and Low Carbon, Co-creation and Sharing" was held online under the guidance of the China Center for Information Industry Development (CCID). At the conference, Li Auto won the 2021 Outstanding Enterprises in the Leading Automobile Enterprises List. 4.3.3 Green certification research to verify the recycling performance of the discarded parts and materials, and prepare and establish a recycling system to respond to the disposition of the discarded vehicles and resource recycling in advance, to ensure that we meet the requirements of the plan for extended manufacturers' responsibilities developed by national ministries. Low-carbon operation and green ambition Li Auto Inc. 2021 Environmental, Social and Governance Report 60

Li Auto not only attaches importance to low carbon and emission reduction measures in the production process, but also encourages employees to implement the green and low-carbon office concept. In 2021, we formulated and issued the Li Auto Inc. Green Office Management System (Trial Version) to continually detail the management of office resources and energy, so as to guide employees to save energy in their work and decrease the operational environmental impact. 4.4 Green office To save electricity, we encourage a culture of turning off computers and power after work, turning off lights when not needed, and using natural light where possible; To conserve energy, we ensure air-conditioning systems work well and control the indoor air-conditioning temperature (27°C in summer and 22°C in winter); To conserve water, we report and repair leaks promptly; To tackle waste, we encourage employees to reduce their use of disposable cups and tableware; To recycle office supplies, we encourage employees to recycle paper without confidential information; To promote paperless offices, we encourage employees to work electronically, and process daily applications and approvals online. Green office management regulations: Low-carbon operation and green ambition Li Auto Inc. 2021 Environmental, Social and Governance Report 61

Li Auto Inc. 2021 Environmental, Social and Governance Report

Low-carbon operation and green ambition

Key environmental indicators

Key environmental indicators	Unit	Data in 2021
Main waste gas pollutants		
VOCs	ton	8.56
Methane	ton	2.05
Soot	ton	1.79
Main wastewater pollutants		
COD	ton	19.72
Ammonia nitrogen	ton	0.86
Total phosphorus	ton	0.06
Nonhazardous waste	ton	17,131.49
Kitchen waste	ton	320.50
Domestic waste	ton	1,334.00
Recycled waste	ton	15,476.99
Hazardous waste	ton	668.35
Sludge	ton	290.98
Paint slag	ton	114.32
Solvent waste	ton	106.17
Scrap rubber	ton	130.96
Coating packaging waste	ton	25.87
Toner cartridge and ink cartridge	ton	0.05
Comprehensive energy consumption	tce	13,079.37
Natural gas	cubic meter	4,068,981.00
Diesel	liter	7,500.00
Gasoline	liter	1,006,868.00
Purchased electricity	kWh	53,251,725.00
Total greenhouse gas emissions	tCO_2e	54,882.87
Scope 1 greenhouse gas emissions	tCO_2e	11,038.60
Scope 2 greenhouse gas emissions	tCO_2e	43,844.27
Greenhouse gas emission intensity	tCO_2e/ RMB10,000	0.020
Carbon footprint during the products' full lifecycle	$kgCO_2e$	35,415.00
CO_2 emissions per kilometer	gCO_2e	236.10
Total water consumption	ton	506,079.00
Municipal water supplies	ton	464,079.00
Resources consumption		
Refrigerants	kg	16.00
Packaging materials for vehicles	ton	3,768.57
Recycled packaging materials for parts	ton	3,769.57

Note:

(1) The environmental data is collected from Li Auto's Changzhou manufacturing base and the headquarter in Beijing.

(2) Scope 1 greenhouse gas emissions are from stationary fuel (liquefied natural gas, diesel) consumption and fuel (gasoline) consumption from transportation vehicles. The emission factors of liquefied natural gas refer to the *Guidelines on Greenhouse Gas Emission Accounting Methods and Reporting of Enterprises in Other Industrial Sectors* issued by the National Development and Reform Commission on July 6, 2015. The emission factors of diesel and transport vehicles refer to the *How to prepare an ESG Report – Appendix 2: Reporting Guidance on Environmental KPIs* published by the Stock Exchange of Hong Kong Limited in March 2020.

(3) Scope 2 greenhouse gas emissions are from the consumption of purchased electricity. According to the *How to prepare an ESG Report – Appendix 2: Reporting Guidance on Environmental KPIs* published by the Stock Exchange of Hong Kong Limited in March 2020, the emission factors of purchased electricity refer to the *2019 Baseline Emission Factors for Regional Power Grids in China* issued by the Ministry of Ecology and Environment of the People's Republic of China on December 29, 2020.

(4) The disclosure scope of hazardous waste is defined in accordance with the *National Catalogue of Hazardous Waste (2021 Edition)* published by the Ministry of Ecology and Environment of the People's Republic of China.

(5) The unit conversion factors of non-renewable fuel (gasoline, diesel, liquefied natural gas) refer to the *How to prepare an ESG Report – Appendix 2: Reporting Guidance on Environmental KPIs* published by the Stock Exchange of Hong Kong Limited in March 2020, and the *Guidelines on Greenhouse Gas Emission Accounting Methods and Reporting of Enterprises in Other Industrial Sectors* issued by the National Development and Reform Commission on July 6, 2015.

62

Community contribution for a better society Our mission is "to create homes on the move that bring happiness to the entire family" (" 创造移动的家，创造幸福的家 "). We are committed to creating a better life for our users, actively undertaking social responsibilities, and devoting ourselves to social welfare and other charitable activities. 05 Philanthropy User kindness Community contribution for a better society 63 Li Auto Inc. 2021 Environmental, Social and Governance Report 63

5.1 Philanthropy The year of 2021 is full of twists, turns and hopes. The sudden rainstorm touched people's hearts across the country. The fight against COVID-19 is still locked in a stalemate. As a member of the community of shared future for mankind, Li Auto has always been well-positioned to face difficulties of the times. When Henan was hit by heavy rainfall, we donated RMB10 million to the China Charity Federation of Henan Province for flood control and disaster relief. We also implemented the emergency relief plan for road assistance in extreme weather, and negotiated with insurance companies to provide maximum protection for our users. In response to the pandemic, we donated RMB1 million to the Shijiazhuang on January 15, 2021 and closely monitored relevant development trends and actively supported the pandemic prevention and control. In response to the government's call to accelerate the modernization of agriculture and rural areas, we have carried out such work as in-kind donations and regular aid for the low-income rural population to promote rural revitalization. Case study: The assistance project in Baarin Left Banner, Inner Mongolia In 2021, Li Auto carried out pairing assistance programs in Unity Village, Biliutai Town, Baarin Left Banner, Inner Mongolia. We donated computers and pandemic prevention supplies to Baarin Left Banner's China Charity Federation to improve education, medical treatment and the living environment. Meanwhile, we made efforts to strengthen our friendly exchanges, economic cooperation and experience exchange with Baarin Left Banner. and replacements for users to ensure safe use. Assured use of vehicles: after the disaster, all Henan users were welcome at our service centers or the authorized body and paint shops for the inspections of their vehicles, cleaning and sterilizing of the air conditioning and a new cabin air filter free of charge. When flooding hit Henan, Li Auto immediately carried out official rescue activities and provided practical help for users in Henan. Rescue services: we mobilized all available trailer resources from the three provinces around Henan, provided exclusive consultants for users with a 24/7 official customer service hotline available, notified neighboring maintenance personnel to Henan as soon as possible, and guaranteed the efficiency of maintenance. Assured warranty: we continued to provide a lifetime warranty and a basic warranty for users accordingly. Assured maintenance: we provided users hit by the rainstorm with a comprehensive and detailed inspection of their vehicles and the battery, motor and electronic control system, and helped settle insurance claims and restore their vehicles to working order. Assured charging: for flooded charging piles, we provided free circuit check Case study: Caring Programs for Li Auto Users in Henan Laws and regulations Internal regulations Welfare Donations Law of the People's Republic of China Donation Management Measures Notice of the Ministry of Finance on Financial Issues Concerning Charitable Donations of Shareholdings by Enterprises Li Auto's philanthropy regulations Community contribution for a better society Li Auto Inc. 2021 Environmental, Social and Governance Report 64

On December 15, 2021, at Li Auto's Hefei Retail Store, our users jointly organized education support activities for Pingtian Central School in Xiaotian Town, Liu'an City, to show their care and love for the children, bring happiness to them and help them pursue their dreams. 5.2 User kindness We create a community of Li Auto users and carry out various public welfare activities. Meanwhile, we fully support offline charitable activities initiated by users, and regularly provide activity planning, funds, and materials, to jointly contribute to the public welfare. Case study: Li Auto's car club in Linyi supports rescue in Henan rainstorms Case study: Education support activities organized by users On July 22, 2021, led by the Wechat group host of Linyi users, more than 60 users made donations to flood-stricken Henan. They raised supplies worth more than RMB30,000, including drinking water and convenience food, and formed a rescue team with the Lei Feng Volunteer Association in Hedong District, Linyi, and assigned a leader and five members of our Linyi car club association to travel 1,000 kilometers to support the rescue in Xinxiang, Henan Province. Community contribution for a better society Li Auto Inc. 2021 Environmental, Social and Governance Report 65

Appendix ESG Key Performance Indicators HKEX ESG Reporting Guide Content Index GRI Index Appendix 66 Li Auto Inc. 2021 Environmental, Social and Governance Report

Li Auto Inc. 2021 Environmental, Social and Governance Report

Appendix

ESG Key Performance Indicators

Indicators		Unit	Data in 2021
Environmental			
Emissions			
Atmospheric pollutant	VOCs	ton	8.56
	Methane	ton	2.05
	Soot and dust	ton	1.79
Water pollutant	COD	ton	19.72
	Ammonia nitrogen	ton	0.86
	Total phosphorus	ton	0.06
Non-hazardous waste	Kitchen waste discharge	ton	320.50
	Domestic waste discharge	ton	1,334.00
	Recyclable waste discharge	ton	15,476.99
Hazardous waste	Sludge discharge	ton	290.98
	Paint slag discharge	ton	114.32
	Solvent waste discharge	ton	106.17
	Rubber scrap discharge	ton	130.96
	Waste paint packaging discharge	ton	25.87
	Toner and ink cartridge discharge	ton	0.05
Greenhouse gas emissions	Scope 1 emissions	tCO_2e	11,038.60
	Scope 2 emissions	tCO_2e	43,844.27
	Total emissions	tCO_2e	54,882.87
	Emissions intensity	tCO_2e/RMB 10,000	0.020
Use of Resources			

Indicators		Unit	Data in 2021
Energy	Comprehensive energy consumption	tce	13,079.37
	Purchased power	kWh	53,251,725.00
	Purchased natural gas	cubic meter	4,068,981.00
	Diesel	liter	7,500.00
	Gasoline	liter	1,006,868.00
Resources	Refrigerant	kg	16.00
	Municipal water supply	ton	464,079.00
Package use	Packaging materials for complete vehicle manufacturing	ton	3,768.57
	Amount of recycled packaging materials for parts and components	ton	3,769.57
Social			
Number of employees and distribution			
Total workforce		person	11,901
Total number of employees by gender	Male	person	9,622
	Female	person	2,279
Total number of employees by age group	29 and below	person	5,258
	30 to 39	person	6,265
	40 and above	person	378
Number of employees by roles	R&D	person	3,415
	Sales and marketing	person	6,019
	General and administrative management services	person	587
	Production	person	1,880
Number of employees by geographical region	Chinese mainland	person	11,873
	Hong Kong, Macao and Taiwan regions	person	7
	Overseas	person	21

Indicators		Unit	Data in 2021
Percentage of employees by rank and gender	Senior management	person	26
	Percentage of male employees in senior management	%	88
	Percentage of female employees in senior management	%	12
	Middle management	person	132
	Percentage of male employees in middle management	%	85
	Percentage of female employees in middle management	%	15
	General employees	person	11,743
Number of special employees	Employees with disability	person	77
	Minority employees	person	607
Employee turnover and rate			
Total employee turnover and rate	Total employee turnover	person	3,223
	Employee turnover rate	%	27
Employee turnover rate by gender	Male	%	28
	Female	%	22
Employee turnover rate by age	29 and below	%	36
	30 to 39	%	21
	40 and above	%	14
Employee turnover rate by geographical region	Chinese mainland	%	27
	Hong Kong, Macao and Taiwan regions	%	43
	Overseas	%	19
Employees' development and training			
Total number of employees trained		person	37,245
Percentage of employees trained by gender	Male	%	94
	Female	%	97

67

Li Auto Inc. 2021 Environmental, Social and Governance Report

Appendix

Indicators		Unit	Data in 2021
Percentage of employees trained by rank	Senior management	%	100
	Middle management	%	99
	General employees	%	94
Total training hours by gender	Male	hour	176,808
	Female	hour	42,075
Average training hours by gender	Male	hour	18
	Female	hour	18
Total training hours by rank	Senior management	hour	1,138
	Middle management	hour	5,769
	General employees	hour	211,976
Average training hours by rank	Senior management	hour	44
	Middle management	hour	44
	General employees	hour	18
Employees' health and safety			
Loss due to work-related injuries	Deaths due to production accidents	person	0
	Employee work-related injuries	%	0.07
	Work-related injury accidents	number	8
	Working days lost due to work-related injuries	day	71.33
Health checkup	Employee health checkup coverage rate	%	100
Safety training	Safety training sessions	session	132
Safety inspection	Safety inspections	number	296
	Safety hazard inspections	number	1,351

Indicators		Unit	Data in 2021
Production safety accidents		number	0
Supply chain management			
Total number of first-tier suppliers by geographical region	Total number of suppliers	number	191
	North China	number	22
	Central China	number	11
	Southern China	number	12
	East China	number	138
	Northeast China	number	8
Supplier access	Percentage of first-tier suppliers certified to IATF 16949	%	100
	Percentage of suppliers who signed the Honesty and Integrity Agreement	%	100
Product quality and safety			
Quality and safety training	Training sessions on quality and safety	session	744
	Quality and safety training for all employees	hour	2,976
Product R&D			
Total R&D expenditures		RMB billion	3.29
Patent	Cumulative number of issued patents	number	1,171
Trade mark	Cumulative number of trademarks registered in China	number	494
Copyright	Cumulative number of registered copyrights for software	number	51
Training on the protection of intellectual property rights	Number of training sessions on the protection of intellectual property rights	session	11
	Length of training on the protection of intellectual property rights	hour	22
Information security management			
Total sessions of information security training		session	48
Data breach incidents		number	0

Indicators		Unit	Data in 2021
Product and customer services			
After-sales service training	In-person training for after-sales services	session	37
	Online training for after-sales services	class	580
	Pre-job training rate of new hires	%	100
Satisfaction survey	Satisfied customers	%	99.2
User complaint	Total complaints	times	1,989
	Handling rate of user complaints	%	100
	Resolved rate of user complaints	%	98.8
Charity			
Charitable contributions	Total amount	RMB million	11.06
Governance			
Anti-corruption			
Integrity training	Employee integrity training	session	4
	Total employee integrity training	hour	12,450
	Coverage of employee integrity training	%	100
	Integrity training for management	session	1
	Total integrity training for management	hour	172.5
	Director integrity training	session	1
	Integrity training per director	hour	1.5
Corruption cases concluded		number	0

68

Li Auto Inc. 2021 Environmental, Social and Governance Report

Appendix

HKEX ESG Reporting Guide Content Index

Environmental, Social and Governance Indicators			Page
Environmental	A1 Emissions	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	P54-56
		A1.1 The types of emissions and respective emissions data.	P62
		A1.2 Total greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P62
		A1.3 Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P62
		A1.4 Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P62
		A1.5 Description of measures to mitigate emissions and results achieved.	P55-56
		A1.6 Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	P55
	A2 Use of Resources	General Disclosure Policies on the efficient use of resources, including energy, water and other raw materials.	P57
		A2.1 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in' 000s) and intensity (e.g. per unit of production volume, per facility).	P62
		A2.2 Total water consumption and intensity (e.g. per unit of production volume, per facility).	P62
		A2.3 Description of energy use efficiency initiatives and results achieved.	P52 P57-58
		A2.4 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	P57
		A2.5 Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	P62
	A3 The Environment and Natural Resources	General Disclosure Policies on minimising the issuer's significant impacts on the environment and natural resources.	P54
		A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	P54-60
	A4 Climate Change	General Disclosure Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	P50-51
		A4.1 Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	P51
Social	B1 Employment	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	P39
		B1.1 Total workforce by gender, employment type, age group and geographical region.	P39
		B1.2 Employee turnover rate by gender, age group and geographical region.	P40
	B2 Health and Safety	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	P45-47
		B2.1 Number and rate of work-related fatalities.	P45
		B2.2 Lost days due to work injury.	P47
		B2.3 Description of occupational health and safety measures adopted, how they are implemented and monitored.	P45-48
	B3 Development and Training	General Disclosure Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	P42-43
		B3.1 The percentage of employees trained by gender and employee category (e.g., senior management, middle management).	P43
		B3.2 The average training hours completed per employee by gender and employee category.	P43
	B4 Labour Standards	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	P39
		B4.1 Description of measures to review employment practices to avoid child and forced labour.	P39
		B4.2 Description of steps taken to eliminate such practices when discovered.	P39
	B5 Supply Chain Management	General Disclosure Policies on managing environmental and social risks of the supply chain.	P31
		B5.1 Number of suppliers by geographical region.	P31
		B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	P31
Social	B5 Supply Chain Management	B5.3 Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	P31-32
		B5.4 Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	P31
	B6 Product Responsibility	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	P21-23 P33 P36
		B6.1 Percentage of total products sold or shipped subject to recalls for safety and health reasons.	P23
		B6.2 Number of products and service related complaints received and how they are dealt with.	P36
	B6 Product Responsibility	B6.3 Description of practices relating to observing and protecting intellectual property rights.	P30
		B6.4 Description of quality assurance process and recall procedures.	P21-23
		B6.5 Description of consumer data protection and privacy policies, and how they are implemented and monitored.	P17-19
	B7 Anti-corruption	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	P15-16
		B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	P16
		B7.2 Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	P15-16
		B7.3 Description of anti-corruption training provided to directors and staff.	P16
	B8 Community Investment	General Disclosure Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	P64
		B8.1 Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	P64-65
		B8.2 Resources contributed (e.g. money or time) to the focus area.	P68

69

Li Auto Inc. 2021 Environmental, Social and Governance Report

Appendix

GRI Index

Disclosure Issues/ Disclosure	Disclosure title	Location	Page
GRI 101: Foundation		About the report	/
GRI 102: General Disclosures		About the report	/
Organizational profile			
102-1	Name of the organization	About us	P04
102-2	Activities, brands, products, and services	About us	P04-05
102-3	Locations of headquarters	About us	P05
102-4	Locations of operation	About us	P05
102-5	Ownership and legal form	About the report	/
102-6	Market served	About us	P04-05
102-7	Scale of the organization	About us	P04-05
102-8	Information on employees and other workers	Attracting talent	P39
102-9	Supply chain	Supply chain management	P31-32
Strategy			
102-15	Key impacts, risks, and opportunities	ESG management	P12
Ethics and integrity			
102-16	Values, principles, standards, and norm of behavior	Business ethics	P15-16
102-17	Mechanisms for advice and concern about ethics	Business ethics	P15-16
Governance			
102-18	Governance structure	Corporate governance	P09
102-19	Delegating authority	Corporate governance	P09
102-20	Executive-level responsibility for economic, environmental, and social topics	ESG management	P11
102-21	Consulting stakeholders on economic, environmental, and social topics	ESG management	P13

Disclosure Issues/ Disclosure	Disclosure title	Location	Page
102-22	Composition of the highest governance body and its committees	Corporate governance	P09
102-23	Chair of the highest governance body	Corporate governance	P09
102-24	Nominating and selecting the highest governance body	Corporate governance	P09
102-25	Conflicts of interest	Corporate governance	P09
102-26	Role of highest governance body in setting purpose, values, and strategy	Corporate governance	P09
102-29	Identifying and managing economic, environmental, and social impacts	ESG management	P11
102-30	Effectiveness of risk management processes	Risk management	P10
102-31	Review of economic, environmental, and social topics	ESG management	P14
102-32	Highest governance body's role in sustainability reporting	ESG management	P11
102-33	Communicating critical concerns	ESG management	P13
102-34	Nature and total number of critical concerns	ESG management	P13-14
102-35	Remuneration policies	Attracting talent	P41
Stakeholder engagement			
102-40	List of stakeholder groups	ESG management	P13
102-42	Identifying and selecting stakeholders	ESG management	P13
102-43	Approach to stakeholder engagement	ESG management	P13
102-44	Key topics and concerns raised	ESG management	P13
Reporting practice			
102-45	Entities included in the consolidated financial statements	About the report	/
102-46	Defining report content and topic Boundaries	About the report	/
102-47	List of material topics	ESG management	P14
102-48	Restatements of information	About the report	/

Disclosure Issues/ Disclosure	Disclosure title	Location	Page
102-49	Changes in reporting	About the report	/
102-50	Reporting period	About the report	/
102-51	Date of most recent report	About the report	/
102-52	Reporting cycle	About the report	/
102-53	Contact point for questions regarding the report	About the report	/
102-54	Claims of reporting in accordance with the GRI Standards	About the report	/
102-55	GRI content index	GRI Index	P70-72
GRI 103: Management Approach			
Reporting requirements			
103-1	Explanation of the material topic and its Boundary	ESG management	P14
103-2	The management approach and its components	ESG management	P11-14
103-3	Evaluation of the management approach	ESG management	P11-14
Material Issues			
Economy			
GRI 201: Economic Performance			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	ESG management	P14
	103-2 The management approach and its components	ESG management	P11-14
	103-3 Evaluation of the management approach	ESG management	P11-14
201-2	Financial implications and other risks and opportunities due to climate change	Climate strategy	P51
201-3	Defined benefit plan obligations and other retirement plans	Attracting talent	P41
GRI 204: Procurement Practices			

70

Li Auto Inc. 2021 Environmental, Social and Governance Report

Appendix

Disclosure Issues/ Disclosure	Disclosure title	Location	Page
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Supply chain management	P31
	103-2 The management approach and its components	Supply chain management	P31-32
	103-3 Evaluation of the management approach	Supply chain management	P31-32
GRI 205: Anti-corruption			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Business ethics	P15
	103-2 The management approach and its components	Business ethics	P15-16
	103-3 Evaluation of the management approach	Business ethics	P15-16
205-1	Operations assessed for risks related to corruption	Business ethics	P16
205-2	Communication and training about anti-corruption policies and procedures	Business ethics	P16
205-3	Confirmed incidents of corruption and actions taken	Business ethics	P16
GRI 206: Anti-competitive Behavior			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Business ethics	P15
	103-2 The management approach and its components	Business ethics	P15-16
	103-3 Evaluation of the management approach	Business ethics	P15-16
206-1	Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	Business ethics	P15
Environmental			
GRI 301: Materials			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Green production	P53-57
	103-2 The management approach and its components	Green production	P53-57
	103-3 Evaluation of the management approach	Green production	P53-57
301-1	Materials used by weight or volume	Green production & Green product	P55 P59
301-2	Recycled input materials used	Green production & Green product	P55 P58-60

Disclosure Issues/ Disclosure	Disclosure title	Location	Page
301-3	Reclaimed products and their packaging materials	Green production & Green product	P55 P58-60
GRI 302: Energy			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Green production	P57
	103-2 The management approach and its components	Green production	P57
	103-3 Evaluation of the management approach	Green production	P57
302-1	Energy consumption within the organization	Key environmental indicators	P62
302-3	Energy intensity	Key environmental indicators	P62
302-4	Reduction of energy consumption	Green production	P57
302-5	Reductions in energy requirements of products and services	Green production	P57
GRI 303: Water			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Green production	P56-57
	103-2 The management approach and its components	Green production	P56-57
	103-3 Evaluation of the management approach	Green production	P56-57
303-1	Water withdrawal by source	Key environmental indicators	P62
303-2	Water sources that are significantly affected by water withdrawal	Green production	P56-57
303-3	Water recycling and reuse	Green production	P56-57
GRI 305: Emissions			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Green production	P54-56
	103-2 The management approach and its components	Green production	P54-56
	103-3 Evaluation of the management approach	Green production	P54-56
305-1	Direct (Scope 1) GHG emissions	Key environmental indicators	P62
305-2	Energy indirect (Scope 2) GHG emissions	Key environmental indicators	P62

Disclosure Issues/ Disclosure	Disclosure title	Location	Page
305-4	GHG emissions intensity	Key environmental indicators	P62
305-5	Reduction of GHG emissions	Green production	P57
305-7	Nitrogen oxides (NO_x), sulfur oxides (SO_x), and other significant air emissions	Key environmental indicators	P62
GRI 306: Effluents and Waste			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Green production	P55-56
	103-2 The management approach and its components	Green production	P55-56
	103-3 Evaluation of the management approach	Green production	P55-56
306-1	Water discharge by quality and destination	Green production	P55
306-2	Waste by type and disposal method	Key environmental indicators	P62
306-3	Significant spills	Green production	P55
306-4	Transport of hazardous waste	Green production	P55
306-5	Water bodies affected by water discharges and/or runof	Green production	P55
GRI 307: Environmental Compliance			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Green production	P54
	103-2 The management approach and its components	Green production	P54
	103-3 Evaluation of the management approach	Green production	P54
307-1	Non-compliance with environmental laws and regulations	Green production	P54
GRI 308: Supplier Environmental Assessment			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Supply chain management	P31
	103-2 The management approach and its components	Supply chain management	P31
	103-3 Evaluation of the management approach	Supply chain management	P31
308-1	New suppliers that were screened using environmental criteria	Supply chain management & Green product	P31 P58-59
308-2	Negative environmental impacts in the supply chain and actions taken	Supply chain management & Green product	P31 P58-59

71

Li Auto Inc. 2021 Environmental, Social and Governance Report

Appendix

Disclosure Issues/ Disclosure	Disclosure title	Location	Page
Social			
GRI 401: Employment			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Attracting talent	P39-40
	103-2 The management approach and its components	Attracting talent	P39-40
	103-3 Evaluation of the management approach	Attracting talent	P39-40
401-1	New employee hires and employee turnover	Attracting talent	P39-40
401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	Attracting talent	P41
401-3	Parental leave	Attracting talent	P41
GRI 402: Labor Relations			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Attracting talent	P39-40
	103-2 The management approach and its components	Attracting talent	P39-40
	103-3 Evaluation of the management approach	Attracting talent	P39-40
GRI 403: Occupational Health and Safety			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Ensuring safety and health	P45-48
	103-2 The management approach and its components	Ensuring safety and health	P45-48
	103-3 Evaluation of the management approach	Ensuring safety and health	P45-48
403-1	Occupational health and safety management system	Ensuring safety and health	P45-48
403-2	Hazard identification, risk assessment, and incident investigation	Ensuring safety and health	P48
403-3	Occupational health services	Ensuring safety and health	P48
403-4	Worker participation, consultation, and communication on occupational health and safety	Ensuring safety and health	P48
GRI 404: Training and Education			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Cultivating talent	P42-43
	103-2 The management approach and its components	Cultivating talent	P42-43
	103-3 Evaluation of the management approach	Cultivating talent	P42-43
404-1	Average hours of training per year per employee	Cultivating talent	P43
404-2	Programs for upgrading employee skills and transition assistance programs	Cultivating talent	P42-43
404-3	Percentage of employees receiving regular performance and career development reviews	Cultivating talent	P44
GRI 405: Diversity and Equal Opportunity			

Disclosure Issues/ Disclosure	Disclosure title	Location	Page
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Attracting talent	P39-40
	103-2 The management approach and its components	Attracting talent	P39-40
	103-3 Evaluation of the management approach	Attracting talent	P39-40
405-1	Diversity of governance bodies and employees	Corporate governance, Attracting talent	P09, P39
GRI 406: Non-discrimination			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Attracting talent	P39-40
	103-2 The management approach and its components	Attracting talent	P39-40
	103-3 Evaluation of the management approach	Attracting talent	P39-40
406-1	Incidents of discrimination and corrective actions taken	Attracting talent	P39-40
GRI 408: Child Labor			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Attracting talent	P39
	103-2 The management approach and its components	Attracting talent	P39
	103-3 Evaluation of the management approach	Attracting talent	P39
GRI 409: Forced or Compulsory Labor			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Attracting talent	P39
	103-2 The management approach and its components	Attracting talent	P39
	103-3 Evaluation of the management approach	Attracting talent	P39
GRI 413: Local Communities			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Philanthropy & User kindness	P64-65
	103-2 The management approach and its components	Philanthropy & User kindness	P64-65
	103-3 Evaluation of the management approach	Philanthropy & User kindness	P64-65
413-1	Operations with local community engagement, impact assessments, and development programs	Philanthropy & User kindness	P65
GRI 414: Supplier Social Assessment			

Disclosure Issues/ Disclosure	Disclosure title	Location	Page
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Supply chain management	P31-32
	103-2 The management approach and its components	Supply chain management	P31-32
	103-3 Evaluation of the management approach	Supply chain management	P31-32
414-1	New suppliers that were screened using social criteria	Supply chain management	P31
414-2	Negative social impacts in the supply chain and actions taken	Supply chain management	P31
GRI 416: Customer Health and Safety			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Product quality and safety	P25
	103-2 The management approach and its components	Product quality and safety	P25
	103-3 Evaluation of the management approach	Product quality and safety	P25
416-1	Assessment of the health and safety impacts of product and service categories	Product quality and safety	P25
416-2	Incidents of non-compliance concerning the health and safety impacts of products and services	Product quality and safety	P23
GRI 417: Marketing and Labeling			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	User service	P33
	103-2 The management approach and its components	User service	P33
	103-3 Evaluation of the management approach	User service	P33
417-1	Requirements for product and service information and labeling	User service	P33
417-2	Incidents of non-compliance concerning product and service information and labeling	User service	P33
417-3	Incidents of non-compliance concerning marketing communications	User service	P33
GRI 418: Customer Privacy			
GRI 103: Management Approach	103-1 Explanation of the material topic and its Boundary	Data security	P17-19
	103-2 The management approach and its components	Data security	P17-19
	103-3 Evaluation of the management approach	Data security	P17-19
418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	Data security	P19

72

To create homes on the move that bring happiness to the entire family. Li Auto Inc. 2021 Environmental, Social and Governance Report